SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated March 30, 2006, containing the Registrant’s audited consolidated results for the year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: March 31, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated March 30, 2006, containing the Registrant’s audited consolidated results for the year ended December 31, 2005.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

ANNOUNCEMENT OF 2005 ANNUAL RESULTS

The Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2005 as follows:

SAFE HARBOR STATEMENT

(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements titled “Outlook for 2006”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely and successful introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on Form 20-F filed with the SEC on June 28, 2005, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

In 2005, SMIC continued to grow its business despite a slowdown in the semiconductor industry in the early part of the year, thereby affirming SMIC’s business strategy.

Overview of Business Developments

Our operations continue to remain strong. At the end of 2005, we had increased our monthly capacity to 152,219 8-inch equivalents per month. During 2005, our wafers shipped and sales increased from 943,463 wafers and US$974.7 million in 2004 to 1,347,302 8-inch wafers and US$1.1 billion in 2005, representing a 42.8% and 20.2% increase, respectively. According to Gartner, a leading IC industry market research company, we held 6% of the foundry market in 2005, which represents a growth rate of approximately 20%, the highest growth rate among the foundries.

We generated US$648.1 million in cash from operations in 2005 which represents a 24.9% increase from 2004. However, our depreciation expenses remain among the highest in the foundry industry. Furthermore, because we are a new foundry with only four years of commercial operations and continued to expand our capacity to meet the increasing capacity demands of our customers, our depreciation expense as a percentage of revenues remain the highest in the foundry industry.

Despite these high depreciation expenses, we believe that we will become profitable by improving our product mix, thereby increasing our average selling price. In 2005, 40.6% of our overall sales were from products that utilized advanced technology of 0.13 micron and below. Revenues generated from 0.13 micron and below technology nodes as a percentage of our logic revenues increased from 11.0% in 2004 to 15.4% in 2005. We expect that this upward trend will continue for the rest of 2006 and expect this to reach approximately 35% in the fourth quarter of 2006 as some of our fabless and IDM customers are migrating a significant portion of their products to the 0.13 micron and below technology nodes.

In 2005, we have also entered into agreements with Saifun Semiconductor to license Saifun’s NROM technology to manufacture NAND flash products. We will use our 90nm logic process with this technology. We expect to commence production of our first product using this licensed technology which will be a 2-gigabit NAND flash product by the end of this year.

We entered into an agreement in 2005 with one of the top fabless companies in the world to co-develop our 65nm process. These efforts have begun already and we aim to deliver engineering samples by the end of this year.

Customers and Markets

We target a diversified and global customer base, consisting of leading IDMs, fabless semiconductor companies, and systems and other companies and seek to maintain our leadership position in China.

At the end of 2005, we had commenced commercial production for 5 of the top 10 fabless and IDMs in the world. Overall in 2005, we engaged 93 new customers, bringing the total number of our customers to 254. For 2005, our revenue by region was led by North America at 40.8%, then Europe at 27.0%, then Asia Pacific (excluding Japan) at 26.8%, and Japan at 5.3%. These customers participate in the consumer, communications or computer market segments. We intend to maintain a diversified customer mix in terms of end-market applications, processes, and geographical focus in order to manage our exposure to each market segment.

We seek to maintain our leadership position in the semiconductor industry in China by exploiting our first mover advantage to capture the growing China IC industry. According to IC Insights, China’s IC consumption has registered a compound annual growth rate of 33% since 2000, and reached US$40.8 billion in IC consumption in 2005, becoming the world’s largest regional IC market for the first time. IC Insights expects that by 2010, China’s IC market is projected to more than triple and estimated to reach US$124 billion in terms of overall consumption. The main types of products driving this demand relate to communication ICs (i.e., 3G) and smart phones, digital television, MP3, wireless LAN, CPU and DSP.

At the same time, the gap between the domestic demand for integrated circuits in China and the domestic supply continues to increase. At present, China’s domestic manufacturers can only meet less than 5% of its IC demand, representing a gap between domestic supply and demand, of almost US$38 billion. IC Insights expects that this gap will increase to almost US$112 billion by 2010.

We believe that by establishing our company as a key foundry partner to local semiconductor companies at an early stage of their development, we will be well positioned to take advantage of the potential semiconductor growth in China. In 2005, our Mainland Chinese customers represented an area of growth as we engaged 55 new customers. In December 2005, more than 8% of our revenues were generated from Mainland Chinese companies. Among the new products we manufactured for these companies include the first 3G baseband chips on 0.13 micron process for the TD-SCDMA, WCDMA and CDMA2000 standards, a digital satellite receiver chip for set-top boxes and a HDTV video processor. We also commenced manufacturing for Hangzhou Guoxin Science & Technology Co., Ltd, a satellite broadcast receiver chip which received the 2005 Technology Innovation award from China’s Ministry of Information Industry. We expect that the percentage of revenues from our Mainland Chinese customers will increase in 2006 as more of these customers commence commercial production. We are also working closely with our customers to migrate their products to more advanced technology nodes in order for the customers to reap benefits of economies of scale at these technology nodes.

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making and wafer probing services that we perform for third parties separately from our foundry services.

Capacity Expansion Plans

We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. In 2005, our capital expenditures were approximately US$903.4 million and we recorded depreciation and amortization costs of US$745.9 million. We currently expect that our capital expenditures in 2006 will be approximately $1.1 billion.

We plan to use this capital expenditure mainly to ramp up our fabs in Beijing, Shanghai, and Tianjin. We are scheduling that by the end of 2006, our monthly capacity will be 200,000 8-inch wafer equivalents. In addition, we have taken on a management contract to operate a wafer fab in Chengdu, and are building a shell to house our first 12-inch facility in Shanghai in order to take advantage of anticipated demand from our customers from China and the rest of the world.

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately $78.9 million in 2005 on research and development expenses, which represented 6.7% of our sales. We employ over 600 research and development personnel, combining experienced semiconductor engineers with advanced degrees from leading universities around the world with top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future. We are also developing our 65 nanometer technology with one of the top fabless companies in the world. We hope to produce engineering samples by the end of 2006.

Joint Ventures

We have established numerous joint ventures in order to expand our service offerings to our customers. In July 2004, we entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., a joint venture in Shanghai for the manufacture of on-chip color filters and micro-lenses for CMOS image sensors. That joint venture began pilot production in December 2005 and is currently under qualification.

Our assembly and testing facility in Chengdu, China with United Test and Assembly Center Ltd. began pilot production in the fourth quarter of 2005. We anticipate that starting in the first half of 2006, we will offer in-house turn-key manufacturing services in China.

We have also announced plans for a wafer reclamation project in Shanghai to produce solar power modules. One of the keys to this wafer reclamation project will be the supply of polysilicon. We currently are discussing the possibility of establishing a facility to manufacture polysilicon to meet the needs of our solar power project as well as the needs of other solar power companies.

Material Litigation

On January 30, 2005 we resolved pending patent and trade secret litigation with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”). Under the terms of the settlement, the two parties will cross license to each other’s patent portfolio through December 2010 and we will pay TSMC US$175 million, payable in installments over six years (US$30 million in each of the first five years and US$25 million in the sixth year). The agreement also provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. Federal District Court, the California State Superior Court, the U.S. International Trade Commission, and the Taiwan District Court. In the settlement agreement, TSMC covenants not to sue SMIC for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. The patent cross license and settlement agreement are terminable upon a breach by SMIC, which may result in the reinstitution of the legal proceedings and acceleration of the outstanding payments under the settlement agreement.

OUTLOOK FOR 2006

Our main focus in 2006 will be to achieve and maintain long-term profitability. We believe that we can achieve this goal primarily by improving our product mix, thereby increasing average selling price per wafer. We will be able to improve our product mix by:

•	Migrating our customers’ products down to 90 nanometer production process;

•	Producing a larger proportion of our customer’s logic products at 0.13 micron and below;

•	Expanding our advanced wafer capacity according to customer demand; and

•	Increasing the percentage of our revenues from logic products and reducing the percentage of revenue from DRAM products.

We will also continue to expand technology offerings to attract even more global customers. During the first half of 2006, we currently expect to see 90 nanometer logic and DRAM products in commercial production at our 12-inch fab in Beijing. Meanwhile, we will also be supporting our customers as they migrate to more advanced technologies, with a particular emphasis on our domestic customers as they migrate from 0.35 micron down to 0.18 micron and below process technology.

We will also continue to consider other strategic alliances and partnerships that will enable us to leverage our unique position in China to maximize shareholder return.

MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2003, 2004 and 2005 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2001 and 2002, is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with United States generally accepted accounting principles (the “U.S. GAAP”).

Note: The Company has retroactively reclassified certain expenses to disclose financial performance in a manner consistent with the practices of other high-technology companies (the “Reclassification”). All figures presented herein have given effect, where applicable, to the Reclassification. Amortization of acquired intangibles assets expense, largely related to the patent cross-license agreement relating to the settlement of the litigation with TSMC and other license agreements, previously classified in cost of sales and research and development, have been reclassified into a single line item entitled amortization of acquired intangible assets under operating expenses. The impact of the Reclassification for the year ended December 31, 2004 and 2003 resulted in a decrease of cost of sales of US$5.2 million and US$3.5 million, a decrease in research and development of US$9.2 million and US$nil, and an increase in amortization of intangible assets expense of US$14.4 million and US$3.5 million, respectively.

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$—	$50,315	$365,824	$974,664	$1,171,319
Cost of sales(1)	—	105,238	359,779	716,225	1,081,588
Gross profit (loss)	—	(54,923)	6,045	258,439	89,731

Operating expenses:
Research and development	9,572	38,254	34,913	74,113	78,865
General and administrative	17,316	18,351	29,705	54,038	35,701
Selling and marketing	771	4,776	10,711	10,384	17,713
Litigation settlement	—	—	—	23,153	—
Amortization of acquired intangible assets	—	—	3,462	14,368	41,251
Total operating expenses	27,659	61,381	78,791	176,056	173,530
Income (loss) from operations	(27,659)	(116,304)	(72,746)	82,383	(83,799)

Other income (expenses):
Interest income	18,681	10,980	5,616	10,587	11,356
Interest expense	—	(176)	(1,425)	(13,698)	(38,784)
Foreign currency exchange gain (loss)	197	247	1,523	8,218	(3,355)
Other, net	187	2,650	888	2,441	4,462
Subsidy income	5,942	—	—	—	—
Total other income, net	25,007	13,701	6,602	7,548	(26,322)
(Loss) Income before income tax	(2,652)	(102,603)	(66,144)	89,931	(110,121)
Income tax – current	—	—	—	186	285
Minority interest	—	—	—	—	251
Loss from equity investment	—	—	—	—	(1,379)
Net income (loss)	(2,652)	(102,603)	(66,144)	89,745	(111,534)
Deemed dividend on preference shares(2)	—	—	37,117	18,840	—
Income (loss) attributable to holders of ordinary shares	$(2,652)	$(102,603)	$(103,261)	$70,905	$(111,534)
Income (loss) per share, basic	$(0.03)	$(1.27)	$(1.14)	$0.01	$(0.01)
Income (loss) per share, diluted	$(0.03)	$(1.27)	$(1.14)	$0.00	$(0.01)
Shares used in calculating basic income (loss) per share(3)(4)	80,000,000	80,535,800	90,983,200	14,199,164,517	18,170,592,058
Shares used in calculating diluted income (loss) per share(3)(4)	80,000,000	80,535,800	90,983,200	17,934,393,066	18,170,592,058

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.
(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.
(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2001, 2002 and 2003, basic income (loss) per share did not differ from diluted loss per share.
(4)	All share information have been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of its ordinary shares in March 2004 (the “Global Offering”).

	As of December 31,
	2001	2002	2003	2004	2005
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$178,920	$91,864	$445,276	$607,173	$585,797
Short-term investments	—	27,709	27,165	20,364	13,796
Accounts receivable, net of allowances	—	20,110	90,539	169,188	241,334
Inventories	4,749	39,826	69,924	144,018	191,238
Total current assets	235,196	185,067	680,882	955,418	1,047,465
Land use rights, net	48,913	49,354	41,935	39,198	34,768
Plant and equipment, net	478,950	1,290,910	1,523,564	3,311,925	3,285,631
Total assets	763,059	1,540,078	2,290,506	4,384,276	4,583,416
Total current liabilities	249,071	263,655	325,430	730,330	896,038
Total long-term liabilities	—	405,432	479,961	544,462	622,497
Total liabilities	249,071	669,087	805,391	1,274,792	1,518,535
Stockholders’ equity	$513,988	$870,991	$1,485,115	$3,109,484	$3,026,099

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net income (loss)	$(2,652)	$(102,603)	$(66,145)	$89,745	$(111,534)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,445	84,537	233,905	456,961	745,926
Net cash provided by (used in) operating activities	3,360	(48,802)	114,270	518,662	648,105
Purchases of plant and equipment	(459,779)	(761,704)	(453,097)	(1,838,773)	(872,519)
Net cash used in investing activities	(501,779)	(751,144)	(454,498)	(1,826,787)	(859,652)
Net cash provided by financing activities	583,152	712,925	693,497	1,469,764	190,364
Net increase (decrease) in cash and cash equivalents	$84,630	$(87,056)	$353,412	$161,896	$(21,376)
Other Financial Data:
Gross margin	—	-109.2%	0.7%	26.5%	7.7%
Operating margin	—	-231.2%	-19.9%	8.5%	-7.2%
Net margin	—	-203.9%	-18.1%	9.2%	-9.5%
Operating Data:
Wafers shipped (in units):
Logic(1)	—	26,419	188,316	597,533	662,895
Total(2)	—	82,486	476,451	943,463	1,347,302
Average selling price (in US$):
Logic(1)	—	$794	$896	$1,066	$962
Total(2)	—	$558	$733	$979	$834

(1)	Excluding copper interconnects and DRAM wafers.
(2)	Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales. Sales increased by 20.2% from US$974.7 million for 2004 to US$1,171.3 million for 2005, primarily as a result of the increase in the Company’s manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 42.8%, from 943,463 8-inch wafer equivalents to 1,347,302 8-inch wafer equivalents, between these two periods. The average selling price of the wafers the Company shipped decreased by 14.8% from US$979 per wafer to US$834 per wafer, while the average selling price of the logic wafers the Company shipped decreased by 9.8% from US$1,066 per wafer to US$962 per wafer. The percentage of wafer revenues that used 0.13 micron and below process technology increased from 11.7% to 40.6% between these two periods.

Cost of sales and gross profit (loss). After giving effect to the Reclassification, cost of sales increased by 51.0% from US$716.2 million for 2004 to US$1.1 billion for 2005. This increase was primarily due to the significant increase in sales volume, depreciation expenses as the Company installed new equipment to increase its capacity, and manufacturing labor expenses due to the increase in headcount. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped.

The Company had a gross profit of US$89.7 million for 2005 compared to a gross profit of US$258.4 million in 2004. Gross margins were 7.7% in 2005 compared to 26.5% in 2004. The decrease in gross margins was primarily due to a decrease in the average selling price per wafer and a higher average cost per wafer resulting from an increase in depreciation expenses.

Operating expenses and loss from operations. After giving effect to the Reclassification, operating expenses decreased by 1.4% from US$176.1 million for 2004 to US$173.5 million for 2005 primarily due to the decrease in general and administrative expenses and amortization of deferred stock compensation.

As a part of the settlement with TSMC, as described in “Note 11. – Acquired intangible assets, net” and “Note 25. – Litigation”, the Company allocated US$20.3 million of the total settlement amount to amortization of acquired intangible assets in 2005.

After giving effect to the Reclassification, research and development expenses increased by 6.4% from US$74.1 million for 2004 to US$78.9 million for 2005. This increase in research and development expenses resulted primarily from non-recurring startup engineering costs associated with the ramp-up of Fab 4, 90 nanometer and 65 nanometer research and development activities and the increase in depreciation and amortization expenses.

General and administrative expenses decreased by 33.9% to US$35.7 million for 2005 from US$54.0 million for 2004, primarily due to a decrease in personnel and legal fees.

Selling and marketing expenses increased by from US$10.4 million for 2004 to US$17.7 million for 2005, primarily due to an increase in engineering material costs associated with sales activities and personnel related expenses.

As a result, the Company’s loss from operations was US$83.8 million in 2005 compared to income from operations of US$82.4 million in 2004. Operating margin was negative 7.2% and 8.5%, respectively, for these two years.

Other income (expenses). Other income (expenses) decreased from US$7.5 million in 2004 to a negative US$26.3 million in 2005. This decrease was primarily attributable to the increase in interest expense from US$13.7 million in 2004 to US$38.8 million in 2005. This interest expense was primarily due to the increases in borrowing and the costs of borrowing. The foreign currency exchange gains decreased from US$8.2 million in 2004 to a loss of US$3.3 million in 2005.

Net income (loss). Due to the factors described above, the Company had a net loss of US$111.5 million in 2005 compared to a net income of US$89.7 million for 2004.

Bad debt provision. The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made (reversed) in 2003, 2004, and 2005 amounted to US$(0.1 million), US$1.0 million, and US$(0.01) million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Deemed dividends on preference shares. The Company did not record any deemed dividends on preference shares for 2005 compared to deemed dividends on preference shares of US$18.8 million for 2004, representing the difference between the sale and conversion price of warrants to purchase Series D convertible preference shares issued in the first quarter of 2004 and their respective fair market values. All of these warrants expired unexercised upon the completion of the Company’s global offering of its ordinary shares in March 2004 (the “Global Offering”).

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2005, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period
	Total	Less than 1 year	1-2 years	3-5 years	After 5 years
Contractual obligations
	(consolidated) (in US$ thousands)
Short-term borrowings	$265,481	$265,481	$—	$—	$—
Long-term debt Secured long-term loans	740,637	246,081	197,173	297,383	—
Operating lease obligations(1)	9,814	6,898	59	179	2,678
Purchase obligations(2)	418,000	418,000	—	—	—
Investment commitments(3)	42,000	—	42,000
Other long-term obligations(4)	145,000	30,000	30,000	85,000	—
Total contractual obligations	$1,620,932	$966,460	$269,232	$382,562	$2,678

(1)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.
(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.
(3)	Represents commitments to invest in certain joint venture projects.
(4)	Includes the settlement with TSMC for an aggregate of $175 million payable in installments over six years.

As of December 31, 2005, the Company’s outstanding long-term liabilities primarily consisted of US$740.6 million in secured bank loans, which are repayable in installments commencing in March 2005, with the last payment in March 2010.

Long-term debt. In December 2001, the Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a long-term debt agreement for US$432.0 million with a syndicate of four Chinese banks. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2005, the interest rate on the loan ranges from 4.34% to 6.16%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million. The interest expense incurred in 2005, 2004 and 2003 was US$16.5 million, US$14.0 million and US$12.3 million, respectively, of which US$3.6 million, US$6.4 million and US$11.9 million was capitalized as additions to assets under construction in 2005, 2004 and 2003, respectively.

As part of the same long-term loan arrangements, SMIC Shanghai had a RMB denominated line of credit of RMB396,960,000 (approximately US$48 million) in 2001, with the same financial institutions. As of December 31, 2004, SMIC Shanghai had fully drawn on this line of credit. The interest rate for the loan is calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$9,593,289. The interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005, 2004 and 2003 was US$1.6 million, US$2.5 million and US$2.4 million, respectively, of which US$0.4 million, US$1.1 million and US$2.3 million was capitalized as additions to assets under construction in 2005, 2004 and 2003, respectively. As of December 31, 2005, this facility was fully repaid.

In January 2004, SMIC Shanghai entered into the second phase long-term facility arrangement for US$256.5 million with four Chinese banks. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2004, the interest rate on the loan ranged from 4.34% to 6.16%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million. The interest expense incurred in 2005 was US$12.5 million and US$3.9 million, of which US$2.7 million and US$nil were capitalized as additions to assets under construction in 2005 and 2004, respectively.

In connection with the second phase long-term facility arrangement, SMIC Shanghai has a RMB denominated line of credit of RMB235,678,000 (US$28,476,030). As of December 31, 2005, SMIC Shanghai has no borrowings on this line of credit. In 2005, SMIC Shanghai fully utilized and then repaid in full prior to December 31, 2005. The interest expenses incurred in 2005 was US$25,625.

These long-term loan agreements contained certain financial covenants which were superseded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from January 2004 as described below.

The financial covenants contained in the two long-term loan agreements entered into in January 2004 supersede the financial covenants contained in the long-term loan agreement entered into in December 2001. Any of the following would constitute an event of default for SMIC Shanghai beginning in March 2005, when the first payment of the loan from December 2001 is repayable:

•	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 65%

•	(Current assets – inventory)/Current liabilities < 100%;

•	Total liability/EBITDA > 2.98; and

•	(Funds available for loan repayment in current year + Funds available for loan repayment at the beginning of the current year)/Repayment amount during the current year < 2.5.

Any of the following would constitute an event of default for SMIC Shanghai during the term of either of the two long-term loan agreements:

•	Incurrence of any losses in 2005 as calculated on an annual basis;

•	Incurrence of losses in 2006 in excess of US$21.9 million;

•	Incurrence of cumulative losses in 2007 in excess of US$62.6 million;

•	Incurrence of any losses in 2008; or

•	Incurrence of research and development costs in any given year in excess of 15% of revenue for that year.

SMIC Shanghai has met these covenants as of December 31, 2005.

The total outstanding balance of these long-term facilities is collateralized by certain plant and equipment at the original cost of US$2,446,731,548 as of December 31, 2005. These five-year bank loans are collateralized by the Shanghai fabs and equipment.

In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs and is collateralized by the site’s plant and equipment. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of December 31, 2005, SMIC Beijing had drawn-down US$225.0 million on this loan facility. The interest rate ranged on this loan facility from 5.25% to 6.26%. The principal amount is repayable starting in December 2007 in six semi-annual installments. The interest expense incurred in 2005 was US$4.0 million, of which US$879,906 was capitalized as additions to assets under construction in 2005.

Any of the following would constitute an event of default for SMIC Beijing during the term of the facility:

•	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

•	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability –borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

As of December 31, 2005, SMIC Beijing had a capacity of 12,164 12-inch wafers per month. SMIC Beijing has met these covenants as of December 31, 2005.

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The drawdown period of the facility ends on the earlier of (i) twenty months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. As of December 31, 2005, the Company had no borrowings on this facility.

Short-term borrowings. As of December 31, 2005, the Company had fifteen short-term credit agreements that provided total credit facilities up to approximately US$431.0 million on a revolving credit basis. As of December 31, 2005, the Company had drawn down approximately US$265.0 million under these credit agreements and approximately US$166 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2005 was US$8,987,676. The interest rate on the loans ranged from 2.99% to 5.73% in 2005.

As of December 31, 2004, the Company had seven short-term credit agreements that provided total credit facilities up to US$253,000,000 on a revolving credit basis. As of December 31, 2004, the Company had drawn down US$91,000,000 under these credit agreements and US$162,000,000 is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2004 was US$360,071. The interest rate on the loan ranged from 1.77% to 3.57% in 2004.

The Company has accepted promissory notes from employees exercising options to purchase either ordinary shares or Series A convertible preference shares under the Company’s 2001 employee stock option plans (the “Stock Option Plans”). At December 31, 2005, 2004 and 2003, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of US$nil, US$391,375, and US$36,026,073, respectively. In 2005, the Company collected $391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

Capitalized Interest

Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$7.6 million, US$7.5 million, and US$7.1 million net of government subsidies of US$4.0 million, US$nil, and US$7.2 million in 2005, 2004 and 2003, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2005, 2004 and 2003, the Company recorded amortization expenses relating to the capitalized interest of US$3.3 million, US$1.7 million, and US$0.3 million, respectively.

Commitments

As of December 31, 2005, the Company had commitments of US$7.0 million to purchase land use rights for the living quarters at SMIC Beijing, US$40.0 million for facilities construction obligations for the facility in Chengdu and the Beijing, Tianjin, and Shanghai fabs, and US$371.0 million to purchase machinery and equipment for the testing facility in Chengdu and the Beijing, Tianjin and Shanghai fabs. As of December 31, 2005, the Company had total commitments of US$42.0 million to invest in certain joint venture projects. The Company expects to complete the cash injection of these projects in the next two years.

Debt to Equity Ratio

As of December 31, 2005, the Company’s debt to equity ratio was 33.2% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

		December 31,
	Notes	2005	2004	2003
ASSETS
Current assets:
Cash and cash equivalents		$585,796,887	$607,172,570	$445,276,334
Short-term investments	6	13,795,859	20,364,184	27,164,603
Accounts receivable, net of allowances of $1,091,340 in 2005, $1,105,165 in 2004 and $114,473 in 2003	5	241,333,914	169,188,287	90,538,517
Inventories	7	191,237,636	144,017,852	69,923,879
Prepaid expense and other current assets		15,300,591	12,842,994	15,387,319
Assets held for sale	8	—	1,831,972	32,591,363

Total current assets		1,047,464,887	955,417,859	680,882,015
Land use rights, net	9	34,767,518	39,197,774	41,935,460
Plant and equipment, net	10	3,285,631,131	3,311,924,599	1,523,564,055
Acquired intangible assets, net	11	195,178,898	77,735,299	41,120,465
Investments held to maturity	6	—	—	3,004,724
Equity investment	12	17,820,890	—	—
Prepaid service contract		2,552,407	—	—

TOTAL ASSETS		$4,583,415,731	$4,384,275,531	$2,290,506,719

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13	$262,318,432	$364,333,613	$211,762,334
Accrued expenses and other current liabilities		92,916,030	82,857,551	33,298,915
Short-term borrowings	16	265,481,082	91,000,000	—
Current portion of promissory note	15	29,242,001	—	15,000,000
Current portion of long-term debt	16	246,080,580	191,986,372	—
Note payable to stockholder	14	—	—	27,018,043
Deposit received from stockholders	14	—	—	38,351,407
Income tax payable		—	152,000	—

Total current liabilities		896,038,125	730,329,536	325,430,699

Long-term liabilities:
Promissory note	15	103,254,436	—	—
Long-term debt	16	494,556,385	544,462,074	479,960,575
Long-term payables relating to license agreements	17	24,686,398	—	—

Total long-term liabilities		622,497,219	544,462,074	479,960,575

Total liabilities		1,518,535,344	1,274,791,610	805,391,274

Commitments	22
Minority interest		38,781,863	—	—
Stockholders’ equity:
Series A convertible preference shares, $0.0004 par value, nil, 1,000,000,000 and 1,000,000,000 shares authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 954,977,374 in 2003, respectively	19	—	—	381,990
Series A-1 non-convertible preference shares, $0.00001 par value, nil, nil and 1,000,000,000 shares authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 219,499,674 in 2003, respectively	19	—	—	2,195
Series A-2 convertible preference shares, $0.0004 par value, nil, nil and 42,373,000 authorized in 2005, 2004 and 2003 shares issued and outstanding and nil in 2005 and 2004, 42,373,000 in 2003, respectively	19	—	—	16,949
Series B convertible preference shares, $0.0004 par value, nil, nil and 50,000,000 authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 2,350,000 in 2003, respectively	19	—	—	940
Series C convertible preference shares, $0.0004 par value, nil, nil and 215,285,714 authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 181,718,858 in 2003, respectively	19	—	—	72,688
Series D convertible preference shares, $0.0004 par value, nil, nil and 122,142,857 authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 7,142,857 in 2003, respectively	19	—	—	2,857
Ordinary shares, $0.0004 par value, 50,000,000,000, 50,000,000,000 and 22,454,944,800 authorized in 2005, 2004 and 2003, shares issued and outstanding 18,301,680,867 in 2005, 18,232,179,139 in 2004 and 242,595,000 in 2003, respectively	19	7,320,673	7,292,872	97,038
Warrants	20	32,387	32,387	37,839,931
Additional paid-in capital		3,291,407,448	3,289,724,885	1,835,820,085
Subscription receivable from stockholders		—	—	(105,420,031)
Notes receivable from stockholders	20	—	(391,375)	(36,026,073)
Accumulated other comprehensive income		138,978	387,776	199,827
Deferred stock compensation		(24,881,919)	(51,177,675)	(40,582,596)
Accumulated deficit		(247,919,043)	(136,384,949)	(207,290,355)

Total stockholders’ equity		3,026,098,524	3,109,483,921	1,485,115,445

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,583,415,731	$4,384,275,531	$2,290,506,719

Net current assets (liabilities)		$151,426,762	$225,088,323	$355,451,316

Total assets less current liabilities		$3,687,377,606	$3,653,945,995	$1,965,076,020

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars)

		Year ended December 31,
	Notes	2005	2004	2003
Sales	23	$1,171,318,735	$974,664,696	$365,823,504
Cost of sales	2	1,081,587,786	716,225,372	359,778,796

Gross profit		89,730,949	258,439,324	6,044,708

Operating expenses:
Research and development	2	78,865,305	74,113,116	34,912,898
General and administrative	2	35,700,768	54,038,382	29,704,976
Selling and marketing	2	17,713,228	10,383,794	10,711,098
Litigation settlement	25	—	23,153,105	—
Amortization of intangible assets	2	41,251,077	14,368,025	3,461,977

Total operating expenses		173,530,378	176,056,422	78,790,949

Income (loss) from operations	28	(83,799,429)	82,382,902	(72,746,241)

Other income (expense):
Interest income		11,355,972	10,587,244	5,615,631
Interest expense		(38,784,323)	(13,697,894)	(1,424,740)
Foreign currency exchange gain (loss)		(3,355,279)	8,217,567	1,522,661
Others, net		4,461,925	2,441,057	888,189

Total other income, net		(26,321,705)	7,547,974	6,601,741

(Loss) income before income tax		(110,121,134)	89,930,876	(66,144,500)
Income tax – current	18	284,867	186,044	—

Net (loss) income after taxes and before minority interest and loss from equity investment		(110,406,001)	89,744,832	(66,144,500)
Minority interest		251,017	—	—
Loss from equity investment	12	(1,379,110)	—	—

Net (loss) income		(111,534,094)	89,744,832	(66,144,500)
Deemed dividends on preference shares	30	—	18,839,426	37,116,629

(Loss) income attributable to holders of ordinary shares		$(111,534,094)	$70,905,406	$(103,261,129)

(Loss) income per share, basic	21	$(0.01)	$0.01	$(1.14)

(Loss) income per share, diluted	21	$(0.01)	$0.00	$(1.14)

Shares used in calculating basic (loss) income per share	21	18,184,429,255	14,199,163,517	90,983,200

Shares used in calculating diluted (loss) income per share	21	18,184,429,255	17,934,393,066	90,983,200

* Share-based compensation related to each accounts balance is as follows:

Cost of sales		$11,931,713	$11,595,131	$5,539,521
Research and development		4,899,376	5,138,402	2,842,775
General and administrative		6,469,366	8,023,343	1,793,185
Selling and marketing		2,435,394	2,254,202	1,264,279

Total		$25,735,849	$27,011,078	$11,439,760

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Year ended December 31,
	2005	2004	2003
Operating activities:
Income (loss) attributable to holders of ordinary shares	$(111,534,094)	$70,905,406	$(103,261,129)
Deemed dividends on preference shares	—	18,839,426	37,116,629

Net income (loss)	(111,534,094)	89,744,832	(66,144,500)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest	(251,017)	—	—
Gain on disposal of plant and equipment	(3,001,881)	(733,822)	(8,029)
Depreciation and amortization	745,926,095	456,960,522	233,904,866
Non-cash interest expense	5,395,177	—	795,279
Amortization of acquired intangible assets	41,251,077	14,368,025	3,461,977
Amortization of share-based compensation	25,735,849	27,011,078	11,439,514
Share of loss of affiliate company	1,379,110	—	—
Stock compensation from Series C convertible preference shares	—	—	2,707,201
Changes in operating assets and liabilities:
Accounts receivable, net	(72,145,627)	(78,649,770)	(70,428,402)
Inventories	(47,219,784)	(74,093,973)	(30,097,945)
Prepaid expense and other current assets	(5,172,943)	2,551,664	(8,868,710)
Accounts payable	26,425,817	49,235,998	18,752,474
Income tax payable	(152,000)	152,000	—
Accrued expenses and other current liabilities	41,469,028	32,115,883	18,756,638

Net cash provided by operating activities	648,104,807	518,662,437	114,270,363

	Year ended December 31,
	2005	2004	2003
Investing activities:
Purchase of plant and equipment	(872,519,397)	(1,838,773,389)	(453,097,184)
Proceeds from government grant to purchase plant and equipment	18,538,886	—	—
Proceeds from disposal of plant and equipment	11,750,109	1,343,003	54,613
Proceeds received from sale of assets held for sale	6,434,115	8,215,128	4,562,934
Purchase of acquired intangible assets	(11,167,883)	(7,307,996)	(3,585,000)
Purchase of short-term investments	(19,817,525)	(66,224,919)	(23,985,420)
Proceeds paid for long-term investment	(19,200,000)	—	—
Purchase of investments held to maturity	—	—	(3,004,724)
Sale (purchase) of investments held to maturity	—	3,004,297	—
Sale of short-term investments	26,329,298	72,957,324	24,556,329

Net cash used in investing activities	(859,652,397)	(1,826,786,552)	(454,498,452)

Financing activities:
Proceeds from short-term borrowings	394,158,994	91,000,000	30,000,000
Repayment of short-term borrowings	(219,677,912)	—	(33,624,597)
Repayment of note payable to stockholder for land use rights	—	(12,778,797)	(23,981,957)
Repayment of long-term debt	(249,244,093)	—	—
Proceeds from long-term debt	253,432,612	256,487,871	88,733,767
Repayment of redeemable convertible promissory note	(30,000,000)	(15,000,000)	–
Proceeds from issuance of Series C convertible preference shares	—	—	530,216,072
Proceeds from issuance of Series D convertible preference shares	—	30,000,000	—
Proceeds from issuance of ordinary shares from initial public offering	—	1,016,859,151	—
Collection of subscription receivables, net	—	105,420,031	107,009,969
Proceeds from exercise of employee stock options	2,303,151	681,339	2,634,442
Collection of notes receivables from employees	391,376	35,245,774	—
Change in deposits received from stockholders	—	(38,151,407)	(7,491,144)
Proceeds from issuance of redeemable convertible preference shares to minority investor in a subsidiary (note 1)	39,000,025	—	—

Net cash provided by financing activities	190,364,153	1,469,763,962	693,496,552

Effect of exchange rate changes	(192,246)	256,389	143,570

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(21,375,683)	161,896,236	353,412,033

CASH AND CASH EQUIVALENTS, beginning of year	607,172,570	445,276,334	91,864,301

CASH AND CASH EQUIVALENTS, end of year	$585,796,887	$607,172,570	$445,276,334

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$436,867	$34,044	$8,379

Interest paid	$47,113,456	$20,104,223	$14,732,932

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Series C convertible preference shares issued to investors for subscription receivable	$—	$—	$105,000,000

Issuance of Series C convertible preference share warrants	$—	$—	$35,645,570

Note payable waived by stockholder in exchange for land use rights	$—	$(14,239,246)	$—

Series D convertible preference shares issued to acquire assets and assume liabilities from Motorola and MCEL	$—	$278,180,024	$25,000,000

Issuance of Series D convertible preference share warrants	$—	$27,663,780	$2,064,419

Deemed dividends on Series C and Series D convertible preference shares	$—	$18,839,426	$37,116,629

Series D convertible preference shares issued in exchange for certain software licenses	$—	$5,060,256	$—

Series B convertible preference shares issued in exchange for acquired intangible assets	$—	$2,739,853	$—

Series B convertible preference shares issued to a service provider	$—	$45,090	$—

Conversion of preference shares into ordinary shares upon initial public offering	$—	$5,971,115	$—

Ordinary shares and warrants issued to a service provider	$—	$(79,590)	$—

Ordinary shares issued in exchange for equipment	$—	$5,222,180	$—

Deferred stock compensation	$(26,295,756)	$10,595,079	$19,739,483

Ordinary and preference shares issued in exchange for employee note receivable	$—	$(388,924)	$(968,535)

Issuance of promissory note for acquired intangible assets	$(132,496,437)

Inception of long-term payable for acquired intangible assets	$(24,686,398)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars)

Preference shares
	Series A convertible shares		Series A-1 non-convertible shares		Series A-2 convertible shares		Series B convertible shares		Series C convertible shares		Series D Convertible shares
	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount
Balance at December 31, 2002	953,750,786	381,499	219,499,674	2,195	42,373,000	16,949	2,350,000	940	—	—	—	—

Issuance of warrants to a service provider	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	—	—	—	—	—	—	—	—	180,000,000	72,000	—	—

Issuance of Series C convertible preference share to employees	—	—	—	—	—	—	—	—	1,718,858	688	—	—
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	—	—	—	—	—	—	—	—	7,142,857	2,857
Exercise of employee stock options	2,467,900	987	—	—	—	—	—	—	—	—	—	—
Repurchases of restricted shares	(1,241,312)	(496)	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—

Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—

Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—

Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2003	954,977,374	381,990	219,499,674	2,195	42,373,000	16,949	2,350,000	940	181,718,858	72,688	7,142,857	2,857

Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—	—	—	95,714,286	38,286

Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—	—	—	914,285	365
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	300	—	—	—	—
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	5	—	—	—	—
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381,968)	—	—	(42,373,000)	(16,949)	(3,112,343)	(1,245)	(181,718,858)	(72,688)	(103,771,428)	(41,508)

Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	—	—	—	—	—	—	—	—

Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2,195)	—	—	—	—	—	—	—	—
Shares and warrants issued to a service provider	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted preference shares	(54,750)	(22)	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—

Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—

Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—

Net income	—	—	—	—	—	—	—	—	—	—	—	—

Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—

Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2005	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

	Ordinary Share	Amount	Warrants	Additional Paid-in capital	Subscription receivable from stockholders	Notes receivables from stockholders	Accumulated other comprehensive income (loss)	Deferred stock compensation, net	Accumulated deficit	Total stockholders equity	Comprehensive income (loss)
Balance at December 31, 2002	241,435,500	96,570	—	1,139,760,359	(107,430,000)	(36,994,608)	30,004	(20,843,113)	(104,029,226)	870,991,569	$(102,509,068)

Issuance of warrants to a service provider	—	—	129,942	—	—	—	—	—	—	129,942
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	—	—	35,645,570	593,482,430	(105,000,000)	—	—	—	—	524,200,000

Issuance of Series C convertible preference share to employees	—	—	—	8,722,585	—	—	—	—	—	8,723,273
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	2,064,419	22,932,724	—	—	—	—	—	25,000,000
Exercise of employee stock options	12,000,500	4,800	—	4,129,250	—	968,535	—	—	—	5,103,572
Repurchases of restricted shares	(10,841,000)	(4,332)	—	(1,502,889)	—	—	—	—	—	(1,507,717)
Collection of subscription receivables from stockholders	—	—	—	—	107,009,969	—	—	—	—	107,009,969

Deferred stock compensation, net	—	—	—	31,178,997	—	—	—	(19,739,483)	—	11,439,514

Deemed dividend on preference shares	—	—	—	37,116,629	—	—	—	—	(37,116,629)	—

Net loss	—	—	—	—	—	—	—	—	(66,144,500)	(66,144,500)	$(66,144,500)

Foreign currency translation adjustments	—	—	—	—	—	—	143,570	—	—	143,570	143,570
Unrealized gain on short-term investments	—	—	—	—	—	—	26,253	—	—	26,253	26,253
Balance at December 31, 2003	242,595,000	97,038	37,839,931	1,835,820,085	(105,420,031)	(36,026,073)	199,827	(40,582,596)	(207,290,355)	1,485,115,445	$(65,974,677)

Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	27,663,780	308,141,738	—	—	—	—	—	335,843,804

Issuance of Series D preference shares in exchange for software licenses	—	—	—	5,059,891	—	—	—	—	—	5,060,256
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	2,739,553	—	—	—	—	—	2,739,853
Issuance of Series B convertible preference shares to a service provider	—	—	—	45,085	—	—	—	—	—	45,090
Conversion of preference share to ordinary shares upon initial public offering	14,927,787,480	5,971,115	(65,373,769)	59,917,012	—	—	—	—	—	—

Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	3,030,303,000	1,212,121	—	1,015,647,030	—	—	—	—	—	1,016,859,151

Redemption of Series A-1 preference shares	—	—	—	—	—	—	—	—	—	(2,195)
Shares and warrants issued to a service provider	136,640	55	(97,555)	17,910	—	—	—	—	—	(79,590)
Issuance of ordinary shares in exchange for equipment	23,957,830	9,583	—	5,212,597	—	—	—	—	—	5,222,180
Exercise of stock options	20,766,689	8,307	—	1,590,804	—	—	—	—	—	1,599,111
Repurchase of restricted ordinary shares	(13,367,500)	(5,347)	—	(851,592)	—	—	—	—	—	(856,939)
Repurchase of restricted preference shares	—	—	—	(60,811)	—	—	—	—	—	(60,833)
Collection of subscription receivable from stockholders	—	—	—	—	105,420,031	—	—	—	—	105,420,031

Collection of note receivables from employees	—	—	—	—	—	35,634,698	—	—	—	35,634,698
Deferred stock compensation, net	—	—	—	37,606,157	—	—	—	(10,595,079)	—	27,011,078

Deemed dividend on preference shares	—	—	—	18,839,426	—	—	—	—	(18,839,426)	—	—

Net income	—	—	—	—	—	—	—	—	89,744,832	89,744,832	$89,744,832

Foreign currency translation adjustments	—	—	—	—	—	—	256,391	—	—	256,391	256,391
Unrealized gain on investments	—	—	—	—	—	—	(68,442)	—	—	(68,442)	(68,442)

Balance at December 31, 2004	18,232,179,139	$7,292,872	$32,387	$3,289,724,885	$—	$(391,375)	$387,776	$(51,177,675)	$(136,384,949)	$3,109,483,921	$89,932,781

Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	(32,880)	—	—	—	—	—	(32,880)
Exercise of stock options	75,617,262	30,247	—	2,371,933	—	—	—	—	—	2,402,180
Repurchase of restricted ordinary shares	(6,115,534)	(2,446)	—	(96,583)	—	—	—	—	—	(99,029)
Collection of note receivables from employees	—	—	—	—	—	391,375	—	—	—	391,375
Deferred stock compensation, net	—	—	—	(559,907)	—	—	—	26,295,756	—	25,735,849
Net income	—	—	—	—	—	—	—	—	(111,534,094)	(111,534,094)	$(111,534,094)

Foreign currency translation adjustments	—	—	—	—	—	—	(192,246)	—	—	(192,246)	(192,246)
Unrealized gain on investments	—	—	—	—	—	—	(56,552)	—	—	(56,552)	(56,552)

Balance at December 31, 2005	18,301,680,867	$7,320,673	$32,387	$3,291,407,448	$—	$—	$138,978	$(24,881,919)	$(247,919,043)	$3,026,098,524	$(111,782,892)

NOTES TO THE FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000 and its subsidiaries as of December 31, 2005 include the following:

Name of company	Place and date of incorporation/ establishment	Attributable equity interest held	Principal activity
Garrison Consultants Limited (“Garrison”)	Western Samoa April 3, 2000	100%	Provision of consultancy services

Betterway Enterprises Limited (“Betterway”)	Western Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)*	The PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*	The PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (AT) Corporation (“AT”)	Cayman Islands July 26, 2004	56.67%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*	The PRC August 16, 2004	56.67%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Solar Cell) Corporation (“Solar Cell”)	Cayman Island June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Science Corporation (“Energy science”)*	The PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the PRC.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks.

In 2004, the Company incorporated AT and SMICD, a wholly owned subsidiary of AT. In 2005, AT issued redeemable convertible preference shares to a third party for cash consideration of $39 million, representing 43.33% equity interest of AT.

2.	Reclassifications of certain accounts

(a) The Company has reclassified the amortization of share-based compensation in the same lines as cash compensation paid to the same employees in accordance with SAB 107, Share-Based Payment. The prior years have been reclassified to conform this presentation.

(b) Commencing with the first quarter ended March 31, 2005, the Company reclassified the amortization expenses related to acquired intangible assets into a separate line item. The comparative figures of the prior years have been reclassified to conform this presentation.

3.	Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. Minority interest is recorded as a reduction of the reported income or expense unless the amount would result in a reduction of expense for which the minority partner would not be responsible.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include allowance for receivables, inventory valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, accruals for sales adjustments and warranties, other liabilities and stock compensation expense.

(d) Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for semiconductor manufacturing services; competitive pressures due to excess capacity or price reductions; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f) Investments

Short-term investments consisting primarily of mutual funds, corporate notes and corporate bonds are classified as available for sale and have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

Debt securities with original maturities greater than one year are classified as long-term investments held to maturity.

(g) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h) Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. In 2005, 2004 and 2003, inventory was written down by $13,808,697, $10,506,374 and $nil, respectively, to reflect the lower of cost or market.

(i) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreements, which range from 50 to 70 years.

(j) Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

(k) Acquired intangible assets

Acquired intangible assets, which consist primarily of technology and licenses are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 5 to 10 years. The Company has determined that its intangible assets were not impaired at December 31, 2005. The Company had no goodwill as of December 31, 2005, 2004 and 2003.

(l) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(m) Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making, testing and probing, and revenue is recognized when the services are completed.

Customers have the rights of return within one year pursuant to warranty and sales return provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for its costs to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

(n) Capitalization of interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of $7,617,123, $7,531,038 and $7,090,635, net of government subsidies of $3,991,000, $nil, and $7,220,000 in 2005, 2004 and 2003, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2005, 2004 and 2003, the Company recorded amortization expenses relating to the capitalized interest of $3,296,641, $1,681,089 and $307,954, respectively.

(o) Government subsidies

The Company receives government subsidies in the following five forms:

(1) Reimbursement of certain interest costs incurred on borrowings

The Company received government subsidies of $12,391,000, $nil and $7,220,000 in 2005, 2004 and 2003, respectively, which were calculated based on the interest expense on the Company’s estimated borrowings. The Company recorded government subsidies as a reduction of capitalized interest for the year and any excess was recorded as advance receipts in the year when the cash is received from the government.

(2) Value added tax refunds

The Company received subsidies of $3,747,951, $1,949,265 and $nil in 2005, 2004 and 2003, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the costs of sales.

(3) Government awards

The Company received government awards of $2,650,709 in the form of reimbursement of certain expenses in 2005, accordingly these awards were recorded as reduction of expenses.

The Company received $1,449,888 in 2004 in recognition of the Company’s efforts to attract and retain talents with overseas experience in the high technology industry. The government recognition awards were recorded as other income in 2004 since the Company was awarded for its overall effort in attraction and retention of such talents but not for specific projects. The Company received no government awards in 2003.

(4) Sales tax refunds

The Company received sales tax refunds of $609,461, $573,992 and $nil in 2005, 2004 and 2003, respectively, which were recorded as an offset of the general and administrative expenses.

(5) Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry. The Company has been granted with such subsidy of RMB160 million (equal to US$19,777,951), of which RMB150 million (equal to US$18,538,886) has been actually received as of December 31, 2005. Subsidies were used to offset the account of construction in progress as they were strictly related to the construction of assembly and testing plant.

(p) Research and development costs

Research and development costs are expensed as incurred.

(q) Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(r) Foreign currency translation

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of stockholders’ equity.

(s) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(t) Comprehensive income (loss)

Comprehensive income (loss) includes such items as foreign currency translation adjustments and unrealized gains/losses on short-term investments. Comprehensive income (loss) is reported in the statement of stockholders’ equity.

(u) Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, short-term borrowings, promissory note, long-term payables relating to license agreements, and long-term debt. The carrying values of cash and cash equivalents, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying value of long-term payables relating to license agreements and long-term debt approximates fair value due to variable interest rates that approximate market rates.

(v) Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” which requires the Company to record a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to record a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. The Company’s disclosures are in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.”

Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, the Company’s pro forma (loss) income would have been as follows:

	Year ended December 31,
	2005	2004	2003
(Loss) income attributable to holders of ordinary shares	$(111,534,094)	$70,905,406	$(103,261,129)

Add: Stock compensation as reported	25,735,849	27,011,078	11,439,514
Less: Stock compensation determined using the fair value method	(32,997,627)	(37,486,703)	(17,253,078)

Pro forma (loss) income attributable to holders of ordinary shares	$(118,795,872)	$60,429,781	$(109,074,693)
(Loss) income per share:

Basic – pro forma	$(0.01)	$0.00	$(1.20)
Diluted – pro forma	$(0.01)	$0.00	$(1.20)

Basic – as reported	$(0.01)	$0.01	$(1.14)
Diluted – as reported	$(0.01)	$0.00	$(1.14)

The fair value of each option grant and share granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	2005	2004	2003
Average risk-free rate of return	4.16%	2.64%	2.94%
Weighted average expected option life	1-4 years	0.5-4 years	4.0 years
Volatility rate	30.39%	52.45%	67.99%
Dividend yield (Preference share only)	—	—	8%

(w) Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company has the following notional amount of derivative instruments:

	December 31
	2005	2004	2003
Forward foreign exchange contracts	$245,622,512	$61,034,335	$133,010,951
Interest rate swap contracts	340,000,000	—	—
	$585,622,512	$61,034,335	$133,010,951

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2005, 2004 and 2003, gains and losses on the foreign currency forward exchange contracts were recognized in the statement of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional amount	US dollar equivalents
Settlement currency
As of December 31, 2005
Japanese Yen	22,097,665,000	$188,659,310
European Euro	47,900,000	56,881,250
Renminbi	661,400	81,952
		$245,622,512

As of December 31, 2004
Japanese Yen	2,915,714,899	$28,111,405
European Euro	20,042,037	27,313,288
USD	46,428,200	5,609,642
		$61,034,335

As of December 31, 2003
Japanese Yen	6,250,900,000	$58,445,915
European Euro	39,652,028	49,565,036
Renminbi	206,917,500	25,000,000
		$133,010,951

In 2005, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In 2005, ineffective hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2005, the Company had outstanding interest rate swap contracts with notional amounts of $340,000,000.

The fair values of each derivative instrument are as follows:

	December 31
	2005	2004	2003
Forward foreign exchange contracts	$(2,607,714)	$(283,344)	$432,568
Interest rate swap contracts	(1,270,811)	—	—
	$(3,878,525)	$(283,344)	$432,568

As of December 31, 2005, the fair value of foreign-currency forward exchange contracts, which approximates $(2,607,714), was recorded in accrued expenses and other current liabilities with the change of fair value recorded as part of other income (expense), net in the statement of operations.

As of December 31, 2005, the fair value of the interest rate swap contracts, which approximates $(1,270,811), was recorded in accrued expenses and other current liabilities. The interest expense incurred in 2005 was $1,372,477, which includes both the change of fair value of the outstanding interest rate swap contracts as well as cost associated with settlement of certain interest rate swap contracts during the year.

(x) Recently issued accounting standards

In November 2004, FASB issued SFAS No.151, “Inventory Costs – an amendment of ARB No.43, Chapters 4”. This statement amends the guidance in Accounting Research Board (“ARB”) No.43, Chapters 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this Statement will have a material effect on the Company’s financial position, cash flows or results of operations.

The Company accounts for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS 123R requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company has quantified the effects of the adoption of SFAS 123R and expects that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the Company had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) have been disclosed above. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for the Company’s fiscal quarter beginning December 15, 2005, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

In May 2005, the Financial Accounting Standards Board issued Statement No. 154, “Accounting Changes and Error Corrections,” (“FASB 154”) which changes the requirements for the accounting for and reporting of a change in accounting principle. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle as well as changes required by an accounting pronouncement in the rare instance that a new pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that the cumulative effect of a voluntary change to a new accounting pronouncement be recognized in net income for the period of the change. FASB Statement No. 154 now requires retrospective application of a voluntary change in accounting principle to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. Additionally, this Statement redefines the term “restatement” as the revising of previously issued financial statements to reflect the correction of the error. Reporting the correction of an error in previously issued financial statements and a change in accounting estimate is carried forward from the guidance provided in APB Opinion 20. FASB Statement No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FASB 154 is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

(y) Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be antidilutive.

(z) Share split

On March 18, 2004, the Company effected a 10-for-1 share split immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such ordinary shares and stock options, have been adjusted retroactively, which gives effect to the share split.

4.	Motorola Asset Purchase and License Agreements

On September 23, 2003, the Company entered into an agreement to acquire certain assets and assume certain obligations from Motorola, Inc. (“Motorola”) and Motorola (China) Electronics Limited (“MCEL”), a wholly owned subsidiary of Motorola in exchange for 82,857,143 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 8,285,714 Series D convertible preference shares for $0.01 per share (the “Asset Purchase”). In addition, the Company issued 8,571,429 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 857,143 Series D convertible preference shares for $0.01 per share in exchange for $30,000,000. The Company and Motorola completed the Asset Purchase on January 16, 2004.

In conjunction with the Asset Purchase, the Company and Motorola entered into an agreement to license certain technology and intellectual property. In exchange for these licenses, the Company agreed to issue Motorola an aggregate of 11,428,571 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 1,142,857 Series D convertible preference shares for $0.01 per share. On December 5, 2003, the Company partially closed this license agreement with Motorola and issued to Motorola 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share. On January 16, 2004, the Company closed the license agreement with Motorola and issued to Motorola 4,285,714 series D convertible preference share and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share.

5.	Accounts receivable, net of allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aging analysis of trade debtors is as follows:

	2005	2004	2003
Current	$192,303,054	$148,502,815	$74,273,846
Overdue: Within 30 days	38,017,540	15,901,323	16,114,311
Between 31 to 60 days	2,528,249	2,656,964	118,220
Over 60 days	8,485,071	2,127,185	32,140
	$241,333,914	$169,188,287	$90,538,517

6.	Investments

The following is a summary of short-term available-for-sale listed securities:

	December 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Commercial paper	$3,482,033	$9,450	$—	$3,491,483
Mutual fund	10,283,573	20,803	—	10,304,376
	$13,765,606	$30,253	$—	$13,795,859

	December 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate note	$10,000,000	$—	$—	$10,000,000
Mutual fund	10,277,379	86,805	—	10,364,184
	$20,277,379	$86,805	$—	$20,364,184

	December 31, 2003
	Cost	Gross unrealized Gains	Gross unrealized losses	Fair value
Corporate bond	$3,023,938	$12,462	$—	$3,036,400
Mutual fund	23,985,420	142,783	—	24,128,203
	$27,009,358	$155,245	$—	$27,164,603

The cost and estimated fair value of the long-term debt securities held to maturity by contractual maturity were as follows:

	December 31, 2003
Maturity Date	Cost	Estimated Fair Value
Due in 2-5 years	$3,004,724	$2,992,160

As of December 31, 2005 and 2004, the Company did not have any long-term debt securities.

7.	Inventories

	2005	2004	2003
Raw materials	$55,697,982	$39,336,929	$15,799,636
Work in progress	115,210,052	83,953,481	50,079,252
Finished goods	20,329,602	20,727,442	4,044,991
	$191,237,636	$144,017,852	$69,923,879

8.	Assets held for sale

Assets held for sale represent residential real estate that the Company has constructed for its employees. During 2003, the Company decided to offer to sell this real estate to its employees over the next twelve months. Accordingly, the Company had classified the $32,591,363 carrying value, representing historical cost less accumulated depreciation, as assets held for sale as of December 31, 2003.

As of December 31, 2004, the Company had sold residential real estate with a carrying value of $12,089,113 to employees for $12,778,062, which resulted in a gain on disposition of $688,949. The Company has reclassified the majority of the unsold residential real estate units of $18,670,278 to land use rights, plant and equipment and recorded a cumulative adjustment for depreciation expense of $1,155,623, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. The remaining balance of assets held for sale as of December 31, 2004 was $1,831,972, representing 44 sets of the residential real estate units.

As of December 31, 2005, the Company sold residential real estate units with a carrying value of $1,679,818 for $2,322,409, which resulted in a gain on disposal of $642,591. Meanwhile, the Company has reclassified the remaining unsold real estate units of $152,154 to land use rights, plant and equipment. Accordingly, the Company recorded a cumulative adjustment for depreciation expense of $7,352, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. No residential real estate was classified as assets held for sale as of December 31, 2005.

9.	Land use rights, net

	2005	2004	2003
Land use rights (50-70 years)	$38,504,311	$42,412,453	$44,136,870
Less: Accumulated amortization	(3,736,793)	(3,214,679)	(2,201,410)
	$34,767,518	$39,197,774	$41,935,460

10.	Plant and equipment, net

	2005	2004	2003
Buildings	$212,205,753	$203,375,644	$91,436,319
Facility, machinery and equipment	382,928,570	339,852,626	112,611,314
Manufacturing machinery and equipment	3,810,671,778	2,838,231,084	1,331,916,555
Furniture and office equipment	75,696,024	51,932,370	27,840,169
Transportation equipment	1,581,493	1,324,144	769,227
	4,483,083,618	3,434,715,868	1,564,573,584
Less: Accumulated depreciation and amortization	(1,515,923,860)	(772,416,194)	(315,993,086)
Construction in progress	318,471,373	649,624,925	274,983,557
	$3,285,631,131	$3,311,924,599	$1,523,564,055

11.	Acquired intangible assets, net

	2005	2004	2003
Cost:
Technology	$5,782,943	$5,782,943	$5,817,442
Licenses	146,451,215	85,719,858	34,702,500
Patent licenses	102,025,819	4,062,500	4,062,500
	$254,259,977	$95,565,301	$44,582,442
Accumulated Amortization:
Technology	(3,689,655)	(2,451,817)	(1,218,750)
Licenses	(36,452,597)	(13,637,114)	(870,536)
Patent licenses	(18,938,827)	(1,741,071)	(1,372,691)
	(59,081,079)	(17,830,002)	(3,461,977)
Acquired intangible assets, net	$195,178,898	$77,735,299	$41,120,465

2005

The Company entered into a settlement and license agreement with Taiwan Semiconductor Manufacturing Company (“TSMC”) on January 31, 2005, which provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. federal district court, the California State Superior Court, the US International Trade Commission, and the Taiwan District Court. As a part of the settlement, the Company agreed to pay TSMC an aggregate of $175 million, in installments of a six-year promissory note (see Note 15). The Company engaged an external valuation company to perform a valuation study to determine the fair market value of the agreements relating to the intellectual property with respect to their pre-settlement and post-settlement values. Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an accrued litigation expense in 2004 and $134.8 million intangible assets associated with the settlement in 2005.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for cash consideration of $23,878,489.

2004

The Company issued 4,285,714 Series D convertible preference shares and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $15,000,000 (see Note 4).

The Company issued 914,285 Series D convertible preference shares to a strategic technology partner in exchange for certain software licenses, which was valued at $5,060,256.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for $28,217,249.

2003

The Company issued a warrant to purchase 57,143 Series B convertible preference shares for an intellectual property development license which was valued at $129,942 as of December 31, 2003. In conjunction with the intellectual property development license agreement, the Company would redeem the warrant in increments when the contractual party (“service provider”) meets certain predetermined milestones stipulated in the agreement. In 2004, upon attaining certain milestones, the Company issued 12,343 shares of Series B convertible preference shares valued at $45,090 and 136,640 ordinary shares valued at $17,965, respectively, to the service provider. In 2005, no ordinary shares were issued by the Company in respect of the warrant. As of December 31, 2004 and 2005, the warrant to purchase 359,300 ordinary shares was valued at $32,387 and $32,387, respectively.

The Company issued 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $25,000,000 (see Note 4).

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for $4,705,000.

All acquired technology intangible assets are generally amortized over a period of 5 years. Occasionally, licenses for advanced technologies are amortized over longer periods up to 10 years. The Company recorded amortization expense of $41,251,077, $14,368,025 and $3,461,977 in 2005, 2004 and 2003 respectively. The Company will record amortization expenses related to the acquired intangible assets of $43,214,158, $42,034,491, $38,514,999, $28,256,023, and $22,559,626 for 2006, 2007, 2008, 2009 and 2010 respectively.

12.	Equity investment

	December 31, 2005
	Carrying Amount	% of Ownership
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$17,820,890	30

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing its 30% ownership. As of December 31, 2005, the Company recorded its share of the net loss of the equity investment for the year 2005 balance to be carried forward which amounted to $1,379,110.

13.	Accounts payable

An aging analysis of the accounts payable is as follows:

	2005	2004	2003
Current	$209,142,167	$307,396,991	$184,834,802
Overdue: Within 30 days	22,479,945	38,803,625	17,666,570
Between 31 to 60 days	4,593,542	4,351,844	3,397,082
Over 60 days	26,102,778	13,781,153	5,863,880
	$262,318,432	$364,333,613	$211,762,334

14.	Deposit received from stockholders and note payable to stockholder

During 2003, the Company received subscription deposits from existing and potential investors to secure the future purchase of the Company’s convertible preference shares. The Company converted the deposits as partial purchase consideration of convertible preference shares. The Company incurred interest expense of $nil, $nil and $147,779 in 2005, 2004 and 2003, respectively.

During 2001, the Company purchased land use rights from a stockholder for $50,000,000 in exchange for a note payable. The Company has repaid $22,981,957 in 2003 and $12,778,797 in 2004. The remaining balance of $14,239,246 was waived by the stockholder and recognized as a reduction to the cost of the land use right in 2004.

15.	Promissory note

In 2005, the Company reached an settlement and license agreement with TSMC as detailed in Note 11 and Note 25. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid $30,000,000 in 2005 and the outstanding promissory notes are as follows:

	December 31, 2005
Maturity	Face value	Discounted value
2006	$30,000,000	$29,242,001
2007	30,000,000	28,259,668
2008	30,000,000	27,310,335
2009	30,000,000	26,392,893
2010	25,000,000	21,291,540
	145,000,000	132,496,437
Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$115,000,000	$103,254,436

In 2005, the Company recorded interest expense of $4,527,146 relating to the amortization of the discount.

In 2002, the Company entered into a technology transfer agreement with a third party whereby the Company acquired technology and patent licenses in exchange for $15,000,000, 1,666,667 Series B convertible preference shares valued at $2,750,000 and a $15,000,000 non-interest bearing redeemable convertible promissory note which was callable by the earlier of August 23, 2004 or 6 months before IPO by the holder. The Company has recorded a discount for the imputed interest on the redeemable convertible promissory note which has been recorded as a direct reduction of the face amount of the note. The Company calculated the discount using an effective interest rate of 3.69%, resulting in a discount of $971,370. In January 2004, the Company redeemed the convertible promissory note in cash. In 2004 and 2003, the Company recorded interest expense of $nil and $795,279 relating to the amortization of the discount, respectively.

16.	Indebtedness

Short-term and long-term debt is as follows:

	2005	2004	2003
Short-term borrowings from commercial banks (a)	$265,481,082	$91,000,000	$—

Long-term debt by contracts (b):
Shanghai phase I USD syndicate loan	$259,200,000	$432,000,000	$432,000,000
Shanghai phase I RMB syndicate loan	—	47,966,446	47,960,575
Shanghai phase II USD syndicate loan	256,481,965	256,482,000	—
Beijing USD syndicate loan	224,955,000	—	—
	$740,636,965	$736,448,446	$479,960,575
Long-term debt by repayment schedule:
2005	$—	$191,986,372	$191,984,230
2006	246,080,580	265,267,355	191,984,230
2007	197,173,071	169,273,861	95,992,115
2008	148,265,571	73,280,572	—
2009	111,625,243	36,640,286	—
2010	37,492,500	—	—

	740,636,965	736,448,446	479,960,575

Less: current maturities of long-term debt	246,080,580	191,986,372	—

Non-current maturities of long-term debt	$494,556,385	$544,462,074	$479,960,575

(a) Short-term borrowings from commercial banks

As of December 31, 2003, the Company had five short-term agreements that provided borrowings totalling up to $210,615,750 on a revolving credit basis. As of December 31, 2003, the Company had no outstanding balance under these agreements. Borrowings under the credit agreements were unsecured. The interest expense incurred in 2003 was $111,533, which was capitalized as additions to assets under construction. The average interest rate on the loan was 2.47% in 2003.

As of December 31, 2004, the Company had seven short-term credit agreements that provided total credit facilities up to $253,000,000 on a revolving credit basis. As of December 31, 2004, the Company had drawn down $91,000,000 under these credit agreements and $162,000,000 is available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2004 was $360,071. The interest rate on the loan ranged from 1.77% to 3.57% in 2004.

As of December 31, 2005, the Company had fifteen short-term credit agreements that provided total credit facilities up to approximately $431 million on a revolving credit basis. As of December 31, 2005, the Company had drawn down approximately $265 million under these credit agreements and approximately $166 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2005 was $8,987,676. The interest rate on the loan ranged from 2.99% to 5.73% in 2005.

(b) Long-term debt

Shanghai Phase I USD syndicate loan

In December 2001, the SMIS entered into a long-term debt agreement with a syndicate of financial institutions based in the P.R.C. for $432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004 and 2003, SMIS had fully utilized the loan amount. In 2005, the interest rate on the loan ranged from 4.34% to 6.16%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2005 in five semi-annual installments of $86,400,000. As of December 31, 2005, three installments of $259,200,000 are remaining. The interest expense incurred in 2005, 2004 and 2003 was $16,499,858, $14,014,698 and $12,326,043, respectively, of which $3,631,872, $6,396,254 and $11,921,430 was capitalized as additions to assets under construction in 2005, 2004 and 2003, respectively.

Shanghai Phase I RMB syndicate loan

SMIS had a RMB denominated line of credit of RMB396,960,000 (approximately $48 million) in 2001, with the same financial institutions. As of December 31, 2004 and 2003, SMIS had fully drawn down on the line of credit. The interest rate for the loan was calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting from March 2005 in five semi-annual installments of $9,593,289. The annual interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005, 2004 and 2003 was $1,649,858, $2,451,885 and $2,354,741, respectively, of which $362,172, $1,134,784 and $2,277,672 was capitalized as additions to assets under construction in 2005, 2004 and 2003, respectively. As of December 31, 2005, the borrowing was fully repaid.

Shanghai Phase II USD syndicate loan

In January 2004, the SMIS entered into the second phase long-term facility arrangement for $256,481,965 with the same financial institutions. As of December 31, 2005 and 2004, SMIS had fully utilized the loan. In 2005, the interest rate on the loan ranged from 4.34% to 6.16%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2006 in seven semi-annual installments of $36,640,286. The interest expense incurred in 2005 and 2004 was $12,470,302 and $3,890,105, of which $2,743,173 and $nil was capitalized as additions to assets under construction in 2005 and 2004, respectively.

In connection with the second phase long-term facility arrangement, SMIS has a RMB denominated line of credit of RMB235,678,000 ($28,476,030). As of December 31, 2004, SMIS had no borrowings on this line of credit. In 2005, SMIS fully utilized the facility and then repaid in full prior to December 31, 2005. The interest expense incurred in 2005 was $25,625.

The total outstanding balance of SMIS’s long-term debt is collateralized by certain plant and equipment at the original cost of $2,446,731,548 as of December 31, 2005.

Beijing USD syndicate loan

In May 2005, SMIB entered into a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIB’s fabs and are collateralized by its plant and equipment. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2005, SMIB has drawn down $224,955,000 on this loan facility. The interest rate range on the loan ranged from 5.25% to 6.26%. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. The interest expense incurred in 2005 was $3,991,080, of which $879,906 was capitalized as additions to assets under construction in 2005.

The total outstanding balance of Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of $427,266,052 as of December 31, 2005.

Other

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility will be used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) twenty months after the agreement sign off date or (ii) the date which the loans have been fully drawn down. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. As of December 31, 2005, the Company had no borrowings on this loan.

The long-term debt arrangements contain financial covenants as defined in the loan agreements. The Company met these covenants as of December 31, 2005.

17.	Long-term payables relating to license agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2005 are as follows:

	December 31, 2005
Maturity	Face value	Discounted value
2006	$7,000,000	$6,791,990
2007	9,000,000	8,381,854
2008	10,000,000	8,941,284
2009	8,500,000	7,363,260

	34,500,000	31,478,388
Less: Current portion of long-term payables	7,000,000	6,791,990

Long-term portion of long-term payables	$27,500,000	$24,686,398

The current portion of other long-term payables is recorded as part of “accrued expenses and other current liabilities” in the balance sheet.

In 2005, the Company recorded interest expense of $868,032 relating to the amortization of the discount.

18.	Income taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. SMIC Shanghai is in the second year of receiving exemption from FEIT.

According to PRC tax regulations, the Company’s Chengdu subsidiary could be entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. Up to December 31, 2005, Chengdu subsidiary is still in the process of applying for the tax holiday.

The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America and Europe. In 2005 and 2004, the Company’s US subsidiary had recorded current income tax expense of $223,846 and $186,044, respectively, resulting from certain non-deductible stock-based compensation being allocated to such entity. The Company had minimal taxable income in Japan and Europe.

The principal components of the temporary differences are as follows:

	2005	2004	2003
Temporary differences may generate deferred tax assets are as follows:
Allowances and reserves	$14,900,038	$11,824,717	$328,558
Warranty reserve	—	1,875,476	—
Start-up costs	24,756,498	32,490,503	6,878,762
Net operating loss carry forwards	113,086,517	32,216,296	84,473,312
Unrealized exchange loss	1,970,974	—	—
Other	12,323	56,622	—

	$154,726,350	$78,463,614	$91,680,632

Temporary differences may generate deferred tax liabilities are as follows:
Capitalized interest	$(16,622,988)	$(11,753,459)	$(5,890,472)
Unrealized exchange gain	(115,405)	—	(275,783)
Other	—	(146,767)	(53,430)

	$(16,738,393)	$(11,900,226)	$(6,219,685)

No deferred taxes have been recorded relating to these differences as they are expected to reverse during the tax exemption period. The tax losses carried forward as at December 31, 2005 amounted to $113,086,517 which were solely generated in PRC and will expire in 2010.

19.	Capital stock

In 2004, the Company issued:

(1) 95,714,286 Series D convertible preference shares and a warrant to purchase 9,571,429 Series D convertible preference shares to acquire certain assets and assume certain obligations from Motorola with a fair value of $335,843,804. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering was first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $18,839,426.

(2) 914,285 Series D convertible preference shares to acquire certain software licenses with a fair value of $5,060,256 from a strategic technology partner. (see Note 11)

(3) 750,000 Series B convertible preference shares to a strategic partner with a fair value of $2,739,853. (see Note 11)

(4) 12,343 Series B convertible preference shares to a service provider which was valued at $45,090. (see Note 11)

(5) 3,030,303,000 ordinary shares in connection with the Initial Public Offering (the “IPO”)

(6) 136,640 ordinary shares to a service provider with a fair value of $17,965. (see Note 11)

(7) 23,957,830 ordinary shares to a supplier in exchange for certain equipment with a fair value of $5,222,180.

In 2003, the Company issued:

(1) 179,667,007 shares of Series C convertible preference shares and a warrant to purchase 17,966,662 Series C convertible preference shares to investors for $628,034,568 (net of issuance costs of $800,000), of which $105,000,000 was outstanding as subscriptions receivable at December 31, 2003 representing 30,000,000 Series C convertible preference shares. In 2004, the Company received a cash payment of $105,000,000 relating to the outstanding subscription receivable. The accounting treatment requires a beneficial conversion feature on the Series C convertible preference shares to be calculated. The proceeds received in the Series C offering were first allocated between the convertible instrument and the Series C warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary share at the commitment date resulting in the recognition of a deemed dividend of $34,585,897.

(2) 7,142,857 shares of Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares for a license agreement with an estimated fair value of $25,000,000. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering were first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $1,942,163.

(3) 332,993 shares of Series C convertible preference shares and a warrant to purchase 33,299 Series C convertible preference shares to investors for $1,165,432. The accounting treatment requires a beneficial conversion feature on the Series C convertible preference shares to be calculated. The proceeds received in the Series C offering were first allocated between the convertible instrument and the Series C warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary share at the commitment date resulting in the recognition of a deemed dividend of $588,569.

(4) 1,718,858 shares of Series C convertible preference shares were issued to certain employees for $6,016,072.

These shares were issued at a price below their estimated fair-market value and, accordingly, the Company has recorded a compensation charge of $2,707,201.

20.	Stock options and warrants

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant. As of December 31, 2005, options to purchase 423,580,483 ordinary shares were outstanding. As of December 31, 2005, options to purchase 892,919,517 ordinary shares were available for future grants.

In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares (all the preference shares are converted to ordinary shares after IPO) are authorized under the 2001 Option Plan. Under the terms of the plans, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, expire 10 years from the date of grant and are amortized on a straight-line basis generally over 4 years. Following the IPO, the Company no longer issues stock options under the 2001 plan. As of December 31, 2005, options to purchase 622,382,919 ordinary shares were outstanding. As of December 31, 2005, options to purchase 327,216,616 ordinary shares were available for future grant.

In January 2004, the Company adopted the 2004 Employee Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which was 455,409,330 ordinary shares. As of December 31, 2005, 189,739,191 restricted share units were outstanding and 238,078,797 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights.

For stock options granted prior to the IPO, the Company has obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary and preference shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, stock compensation expense is recorded for the difference between the fair market value of the ordinary and preference shares and the exercise price of the employee stock options. Subsequent to the initial public offering, options were granted at the fair market value of the ordinary share at the date of grant. Accordingly, there are no compensation charges generated from these option grants under APB 25.

The Company recorded a stock compensation expense of $25,735,849, $27,011,078 and $11,439,514 in 2005, 2004 and 2003, respectively.

A summary of the stock option activity is as follows:

	Ordinary shares		Preference shares
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at January 1, 2003	290,298,400	$0.02	12,861,090	$1.12
Granted	244,001,200	$0.06	1,289,350	$1.11
Exercised	(12,000,500)	$0.04	(2,467,900)	$1.11
Cancelled	(41,518,620)	$0.05	(1,379,200)	$1.11

Options outstanding at December 31, 2003	480,780,480	$0.04	10,303,340	$1.12
Conversion from preference shares into ordinary shares upon initial public offering	103,033,400	$0.11	(10,303,340)	$1.11
Granted	437,160,230	$0.19	—	—
Exercised	(19,366,689)	$0.05	—	—
Cancelled	(122,921,041)	$0.10	—	—

Options outstanding at December 31, 2004	878,686,380	$0.10	—	—
Granted	307,722,800	$0.17	—	—
Exercised	(48,342,070)	$0.05	—	—
Cancelled	(92,103,708)	$0.15	—	—

Options outstanding at December 31, 2005	1,045,963,402	$0.13	—

The weighted average per-share fair value of options as of the grant date was as follows:

	2005	2004	2003
Ordinary shares	$0.05	$0.17	$0.13
Preference shares	—	—	$0.70

The following table summarizes information with respect to stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:
$0.01	81,864,700	5.84 years	$0.01	74,862,200	$0.01
$0.02	65,314,640	6.38 years	$0.02	20,354,325	$0.02
$0.05	180,150,538	7.10 years	$0.05	32,514,136	$0.05
$0.10-0.15	388,046,306	8.42 years	$0.12	91,289,866	$0.11
$0.20-0.28	289,544,318	8.87 years	$0.22	17,819,777	$0.24
$0.31-0.35	41,042,900	8.18 years	$0.35	41,042,900	$0.35
	1,045,963,402			277,883,204

Options to non-employees

The Company granted 6,311,257, 23,960,000 and 200,000 options to purchase ordinary shares and nil, nil and 15,750 options to purchase preference shares to its external consultants in exchange for certain services in 2005, 2004 and 2003, respectively. The Company recorded a stock compensation expense of $828,498, $765,557 and $26,296 in 2005, 2004 and 2003, respectively, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Average risk free rate of return	4.36%	2.64%	2.94%
Weighted average contractual option life	5-10 years	0.5-4 years	4 years
Volatility rate	30.39%	52.45%	67.99%
Dividend yield (Preference shares only)	—	—	8%

Restricted share units

Pursuant to the 2004 EIP, the Company granted 122,418,740 and 118,190,824 restricted share units in 2005 and 2004, respectively, most of which vest over a period of 4 years. The fair value of the restricted share units at the date of grant was $23,348,378 and $26,001,981 in 2005 and 2004, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $7,051,688 and $3,080,312 in 2005 and 2004 respectively. In 2005 and 2004, 27,591,342 and nil of restricted share units were vested. As of December 31, 2005, restricted share units to purchase 189,739,191 ordinary shares were outstanding and unvested.

Warrants to investors

(1) In January 2004, the Company granted Motorola a warrant to purchase 9,571,428 Series D convertible preference shares (see Notes 4&11). The warrant had an exercise price of $0.01 per share and became exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such date. The fair value of the warrant was approximately $27,663,780 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2004
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In March 2004, the Company completed its IPO with an offering price of $0.35 per share. Accordingly, the warrant expired without being exercised.

(2) Pursuant to the license agreements dated December 5, 2003 between the Company and Motorola (see Notes 4 & 11), the Company granted Motorola a warrant to purchase 714,286 Series D convertible preference shares. The warrants have an exercise price of $0.01 per share and became exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such. The fair value of the warrant was approximately $2,064,419 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In March 2004, the Company completed its initial public offering with an offering price of $0.35 per share. Accordingly, the warrant expired without being exercised.

(3) On November 20, 2003, the Company granted to one of its stockholders a warrant to purchase 33,299 Series C convertible preference shares. The warrant has an exercise price of $0.01 per share and became exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such date. The fair value of the warrant was approximately $93,743 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In February 2004, holders of the warrants to purchase Series C convertible preference shares agreed to amend such warrants to provide that the warrants were terminated effective upon completion of the IPO.

(4) Pursuant to the terms of the Series C convertible preference share agreement dated on September 8, 2003 between the Company and its stockholders, the Company had granted warrants to purchase 17,966,662 Series C convertible preference shares. The warrants had an exercise price of $0.01 per share and became exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such date. The fair value of the warrants was approximately $35,551,827 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	70%
Risk-free interest rate	3%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.50 years

In February 2004, holders of the Company’s Series C convertible preference shares agreed to amend such warrants to provide that the warrants were terminated effective upon completion of the initial public offering in March 2004.

Other warrants

In 2003, the Company entered into an intellectual property development license agreement with a service provider. The service provider has granted the Company a 10 year license to use its related technology in connection with the design of certain products. In exchange for the license SMIC granted a warrant to purchase 57,143 Series B convertible preference shares at $0.35 per share. The Company will issue the Series B convertible preference shares upon the achievement of certain test results, delivery of certain design and circuit schematics and certain other predetermined development milestones. In 2004, the Company issued 12,343 Series B convertible preference shares and 136,640 ordinary shares valued at $45,090 and $17,965, respectively, upon attaining certain milestones. As of December 31, 2005, the warrant to purchase 359,300 ordinary shares was outstanding. Accordingly, the fair market value of the warrant has been recorded at December 31, 2005 and will continue to be recorded until the service provider completes the remaining milestone, at which time each warrant relating to the completed milestone is adjusted for the last time to its then-current fair value.

The fair value of the warrant was approximately $32,387, $32,387 and $129,942 at December 31, 2005, 2004 and 2003 estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Expected price volatility range	35%	52%	60%
Risk-free interest rate	4.4%	4.1%	4.5%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil	Nil	Nil
Contractual life of the warrant	7.53 years	8.53 years	10 years

Option to investors

Pursuant to the terms of the Series A convertible preference share agreement dated in September 2001 between the Company and certain of its shareholders, as amended (the “Purchase Agreement”), the Company granted to certain investors an option (the “Option”) to purchase an aggregate of $35,000,000 worth of Series A convertible preference shares on the same terms and conditions as those purchased by the other investors (as defined in the Purchase Agreement). The fair value of the Option was approximately $5,757,881 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions.

2003
Expected volatility	60%
Risk-free interest rate	3%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of stock option	0.75 year

In 2002, the investors exercised an option for cash consideration of $25,000,000 for 22,500,222 of Series A convertible preference shares. The remaining outstanding options expired on June 30, 2002.

Notes receivable from employees

At December 31, 2005, 2004 and 2003, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of $nil, $391,375 and $36,026,073, respectively. In 2005, the Company collected $391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

In 2005, 2004 and 2003, the notes earned interest in the aggregate amount of $40,238, $641,173 and $1,223,552, respectively. As of December 31, 2005, 2004 and 2003 the Company had the following shares subject to repurchase:

	2005	2004	2003
Ordinary shares	35,964,021	203,973,224	159,288,650
Preference shares	Nil	Nil	28,890,560

21.	Reconciliation of basic and diluted (loss) income per share

The following table sets forth the computation of basic and diluted (loss) income per share for the years indicated:

	2005	2004	2003
(Loss) income attributable to holders of ordinary shares	$(111,534,094)	$70,905,406	$(103,261,129)

Basic and diluted:
Weighted average ordinary shares outstanding	18,264,791,383	14,441,917,246	241,594,670
Less: Weighted average ordinary shares outstanding subject to repurchase	(80,362,128)	(242,753,729)	(150,611,470)

Weighted average shares used in computing basic income per share	18,184,429,255	14,199,163,517	90,983,200

Effect of dilutive securities:
Weighted average preference shares outstanding	—	3,070,765,738	—
Weighted average ordinary shares outstanding subject to repurchase	—	242,753,729	—
Warrants	—	102,323,432	—
Stock options	—	264,409,484	—
Restricted shares units	—	54,977,166	—

Weighted average shares used in computing diluted income per share	18,184,429,255	17,934,393,066	90,983,200

Basic (loss) income per share	$(0.01)	$0.01	$(1.14)

Diluted (loss) income per share	$(0.01)	$0.00	$(1.14)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2005, the Company had 306,419,133 ordinary share equivalents outstanding, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2005, as their effect would have been antidilutive due to the net loss reported in such period.

As of December 31, 2004, the Company had 75,769,953 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in 2004, as their exercise prices were above the average market values in that year.

As of December 31, 2003, the Company had 14,210,425,630 ordinary share equivalents outstanding, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2003, as their effect would have been antidilutive due to the net loss reported in that year.

The following table sets forth the securities comprising of these antidilutive ordinary share equivalents for the years indicated:

	December 31
	2005	2004	2003
Series A convertible preference shares	—	—	9,549,773,740
Series A-2 convertible preference shares	—	—	423,730,000
Series B convertible preference shares	—	—	25,636,360
Series C convertible preference shares	—	—	3,180,080,180
Series D preference shares	—	—	119,789,170
Warrants to purchase Series B convertible preference shares	—	—	623,380
Warrants to purchase Series C convertible preference shares	—	—	315,000,000
Warrants to purchase Series D convertible preference shares	—	—	11,978,920
Warrants to purchase ordinary shares	—	9,584,403	—
Outstanding options to purchase ordinary shares	177,325,981	66,185,550	480,780,480
Outstanding options to purchase
Series A convertible preference shares	—	—	103,033,400
Outstanding unvested restricted share units to purchase ordinary shares	129,093,152	—	—
	306,419,133	75,769,953	14,210,425,630

22.	Commitments

(a)	Purchase commitments

As of December 31, 2005 the Company had the following commitments to purchase land use rights, machinery and equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2006.

Land use rights	$7,000,000
Facility construction	40,000,000
Machinery and equipment	371,000,000

$418,000,000

(b)	Investment commitments

As of December 31, 2005, the Company had total commitments of $42,000,000 to invest in certain projects. The Company expects to complete the cash injection of these projects in the next two years.

(c)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2005, 2004 and 2003, the Company incurred royalty expense of $8,710,935, $6,258,709 and $2,626,916, respectively, which is included as part of cost of sales in the statement of operations.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2005, 2004 and 2003, the Company earned royalty income of $705,217, $336,216 and $nil, respectively, which was included as part of sales in the statement of operations.

(d)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company’s leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2005, 2004 and 2003 was $6,952,946, $1,740,283 and $2,059,986, respectively.

(e)	Operating lease as lessee

The Company leases land use rights under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2005 are as follows:

Year ending
2006	$6,897,813
2007	59,510
2008	59,510
2009	59,510
2010	59,510
Thereafter	2,677,937

$9,813,790

23.	Segment and geographic information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	2005	2004	2003
Total sales:
United States	$478,162,160	$391,433,443	$134,080,431
Europe	316,576,024	125,596,424	40,251,482
Asia Pacific (Excluding Japan and Taiwan)	175,846,284	201,881,809	52,689,834
Taiwan	138,153,755	120,652,255	97,819,762
Japan	62,580,512	135,100,765	40,981,995

	$1,171,318,735	$974,664,696	$365,823,504

Revenue is attributed to countries based on headquarter of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

24.	Significant customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2005	2004	2003	2005	2004	2003
A	26%	11%	8%	32%	15%	19%
B	15%	13%	11%	17%	8%	21%
C	9%	10%	12%	6%	6%	11%
D	8%	12%	12%	6%	7%	9%
E	7%	6%	5%	7%	15%	—
F	5%	13%	11%	3%	10%	17%
G	3%	5%	10%	1%	8%	2%
H	2%	4%	—	2%	12%	—

25.	Litigation

In December 2003, the Company became the subject of a lawsuit in the U.S. federal district court brought by TSMC relating to alleged infringement of five U.S. patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits. After the dismissal without prejudice of the trade secret misappropriation claims by the U.S. federal district court on April 21, 2004, TSMC refiled the same claims in the California State Superior Court and alleged infringement of an additional six patents in the U.S. federal district court lawsuit. In August 2004, TSMC filed a complaint with the U.S. International Trade Commission (“ITC”) alleging similar trade secret misappropriation claims and asserting three new patent infringement claims and simultaneously filed another patent infringement suit in the U.S. federal district court on the same three patents as alleged in the ITC complaint.

On January 31, 2005, the Company entered into a settlement agreement which provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. federal district court, the California State Superior Court, the ITC, and the Taiwan District Court. Under the terms of the settlement agreement, TSMC covenants not to sue the Company for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. Furthermore, the parties also entered into a patent cross-license agreement under which each party agreed to license the other party’s patent portfolio through December 2010. As a part of the settlement, the Company also agreed to pay TSMC an aggregate of $175 million, in installments of $30 million for each of the first five years and $25 million in the sixth year.

The Company engaged an external valuation company to determine the fair market value of the agreements relating to the intellectual property with respect to their pre-settlement and post-settlement values. Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an expense in 2004 and $134.8 million of intangible assets associated with the licensed patents and trade secrets which were recorded in the first quarter of 2005 and amortized over the estimated remaining life of the technology.

26.	Retirement benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20-22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% – 8% of their basic salary. The contribution of such an arrangement was approximately $4,128,059, $2,502,521 and $1,464,332 for the years ended December 31, 2005, 2004 and 2003, respectively. The retirement benefits do not apply to expatriate employees.

27.	Distribution of profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $10,432,239 in 2005, $12,655,906 in 2004. There were no appropriations to reserves in 2003.

28.	Components of (loss) income from operations

	2005	2004	2003
(Loss) income from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,121,131	$695,990	$134,781
Depreciation and amortization of property, plant and equipment	745,041,012	455,947,253	233,037,403
Amortization of land use rights	885,083	1,013,269	867,463
Amortization of intangible assets	41,251,077	14,368,025	3,461,977
Foreign currency exchange (gain) loss	(5,198,253)	1,446,113	3,418,619
Gain on disposal of plant and equipment	(3,001,881)	(733,822)	(8,029)
(Reversal of) bad debt expense	(13,825)	990,692	(122,378)
Inventory write-down	3,088,238	10,506,374	—
Staff costs inclusive of directors’ remuneration	$102,163,244	$88,417,658	$61,416,841

29.	Directors’ remuneration and five highest paid individuals

Directors

Details of emoluments paid by the Company to the directors of the Company in 2005, 2004 and 2003 are as follows:

	Richard Chang	Kawanishi Tsuyoshi	Wang Yang Yuan	Hsu Ta-Lin	Lip-Bu Tan	Henry Shaw	Jou Yen-Pong	Lai Xing Cai	Total
2005
Salaries and other benefits	190,724	—	—	—	—	—	—	—	190,724
Stock option benefits	97,664	49,026	8,608	8,608	8,608	8,608	8,608	—	189,730

Total emoluments	288,388	49,026	8,608	8,608	8,608	8,608	8,608	—	380,454

2004
Salaries and other benefits	190,343	—	—	—	—	—	—	—	190,343
Stock option benefits	—	221,464	—	—	—	—	—	—	221,464

Total emoluments	190,343	221,464	—	—	—	—	—	—	411,807

2003
Salaries and other benefits	191,621	—	—	—	—	—	—	—	191,621
Stock option benefits	—	5,000	—	—	—	—	—	—	5,000

Total emoluments	191,621	5,000	—	—	—	—	—	—	196,621

The emoluments of the directors were within the following bands:

	2005 Number of directors	2004 Number of directors	2003 Number of directors
HK$nil to HK$1,000,000 ($128,982)	7	6	11
HK$1,000,001($128,982) to HK$1,500,000 ($193,473)	—	1	1
HK$1,500,001($193,473) to HK$2,000,000 ($257,965)	—	1	—
HK$2,000,001($257,965) to HK$2,500,000 ($322,456)	1	—	—

The Company granted 15,000,000, 5,100,000 and nil options to purchase ordinary shares of the Company to the directors in 2005, 2004 and 2003, respectively. As of December 31, 2005, nil stock option was exercised and 500,000 stock options were cancelled.

Stock option benefits were generated from granting stock options to an independent non-executive director of the Company. Other than this, none of the non-executive directors received fees or other remuneration in 2005, 2004 and 2003.

In 2005, 2004 and 2003, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. One director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004.

Five highest paid employees’ emoluments

Of the five individuals with the highest emoluments in the Group, one (2004: one; 2003: one) is director of the Company whose emoluments is included in the disclosure above. The emoluments of the remaining four in 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Salaries and other benefits	$513,570	$430,144	$362,037
Bonus	92,455	105,665	141,294
Stock option benefits	325,880	620,060	120,314

Total emoluments	$931,905	$1,155,869	$623,645

Their emoluments were within the following bands:

	2005 Number of individuals	2004 Number of individuals	2003 Number of individuals
HK$nil to HK$1,000,000 ($128,982)	—	—	—
HK$1,000,001 ($128,982) to HK$1,500,000 ($193,473)	—	3	4
HK$1,500,001 ($193,473) to HK$2,000,000 ($257,965)	3	—	—
HK$2,000,001 ($257,965) to HK$2,500,000 ($322,456)	1	—	—
HK$4,500,001 ($580,420) to HK$5,000,000 ($644,912)	—	1	—

In 2005, 2004 and 2003, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office. One director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004.

30.	Dividend

Deemed dividend represents beneficial conversion feature relating to the preferential price of certain convertible equity instrument investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instrument would have converted at the date of issuance. Accordingly, deemed dividend on preference shares represents the price difference between the effective conversion price of the convertible equity instrument and the ordinary share.

Other than the deemed dividend on preference shares as described above, no dividend has been paid or declared by the Company in 2005, 2004 and 2003.

31.	Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant difference relates principally to share-based payments to employees and non-employees, presentation of minority interest, convertible financial instruments and assets held for sale.

(i)	In respect of accounting treatment for stock option, IFRS 2 has recently been issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognised in the financial statements using a fair value measurement basis. An expense should be recognised when good or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Under US GAAP the Company can account for stock-based compensation issued to employees using one of the two following methods.

(a)	Intrinsic value based method

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

(b)	Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The Company has adopted the intrinsic value method of accounting for its stock options to employees and the compensation charge recorded by the Company was $25,735,849 for the year ended December 31, 2005 (2004: $27,011,078; 2003: $11,439,514). The fair value of the stock options is presented for disclosure purpose (see Note 3(v)).

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year began on January 1, 2005 and compensation expenses on share-based payments to employees would be calculated using fair value based method.

(ii)	Under IFRS, minority interest should be presented in equity section while under US GAAP minority interest should be presented outside of equity, between liability and equity.

(iii)	IFRS requires an issuer of convertible debt instrument to classify and recognize separately the instrument’s liability and equity elements. Under IAS 32, which has been effective for annual periods beginning on or after 1 January 2005, an issuer of such instrument creates a financial liability (a contractual arrangement to deliver cash or other financial assets) and has issued an equity instrument (a call option granting the holder the right to convert into preferred stock of the issuer). Under US GAAP, the entire instruments are classified as liability. The convertible debt instrument was issued in exchange for plant and equipment. Accordingly, adjustments are made to discount on the convertible promissory note, cost of plant and equipment and to stockholder’s equity. In January 2004, the Company redeemed the convertible promissory note in cash. The increment in the costs allocated to plant and equipment was fully amortized in 2004.

(iv)	Under US GAAP, beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(v)	Prior to the issuance of IFRS 5, plant and equipment is initially measured at cost under IFRS. Under a cost model, plant and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses.

Plant and equipment will continue to be depreciated even though the Company has determined that it will be disposed of within specified period.

Under US GAAP, a long-lived asset (disposal group) to be sold is classified as held for sale in the period in which certain specified criteria are met. A long-lived asset (disposal group) classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell and is not depreciated (amortized) while it is classified as held for sale. A long-lived asset that is reclassified as held and used shall be measured individually at the lower of its (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

Accordingly, adjustments are made to reclassify assets held for sale to land use rights and plant and equipment, and to record relevant depreciation expenses in the Statement of Operations in 2003.

In 2004, IFRIC issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operation”. Pursuant to IFRS 5, assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell and are not depreciated. IFRS 5 should be applied prospectively for annual periods beginning on or after January 1, 2005. The Company early adopted IFRS 5 and the accumulated difference between IFRS and US GAAP was reversed in 2004.

(vi)	Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the leasee by the end of the lease term, the leasee normally does not receive substantially all of the risks and rewords incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as an operating lease and represent prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and noncurrent asset reclassification is not required under US GAAP.

The adjustments necessary to restate net (loss) income attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2005	2004	2003
Net (loss) income attributable to holders of ordinary shares as reported under US GAAP	$(111,534,094)	$70,905,406	$(103,261,129)
IFRS adjustments:
i) Recognizing an expense for share-based payment	(7,261,778)	(5,813,564)	(10,475,625)
iii) Depreciation of incremental costs allocated to plant and equipment	—	(124,944)	—
iii) Amortization of discount on convertible promissory notes	—	—	102,749
iv) Deemed dividend	—	18,839,426	37,116,625
v) Depreciation related to assets held for sale	—	—	(674,117)
v) Depreciation related to reclassification of unsold assets held for sale	—	674,117	—

Net (loss) income attributable to holders of ordinary shares under IFRS	$(118,795,872)	$84,480,441	$(77,191,497)

Net (loss) income per share under IFRS	$(0.01)	$0.01	$(8.48)

	2005	2004	2003
Stockholders’ equity as reported under US GAAP	$3,026,098,524	$3,109,483,921	$1,485,115,445
ii) Presentation of minority interest	38,781,863	—	—
iii) Depreciation of incremental costs allocated to plant and equipment	—	(124,944)	—
iii) Classification of equity portion of promissory notes	—	—	1,833,022
iii) Accumulated amortization of discount on promissory notes	—	124,944	124,944
v) Additional depreciation in respect of assets held for sale	—	—	(674,117)

Stockholders’ equity under IFRS	$3,064,880,387	$3,109,483,921	$1,486,399,294

Assets held for sale
As reported	$—	$1,831,972	$32,591,363
IFRS adjustment
v) Reclassification to
- land use rights, net	—	—	(6,744,622)
- plant and equipment, net	—	—	(25,172,624)
Additional depreciation	—	—	(674,117)

Under IFRS	$—	$1,831,972	$—

Land use rights, net - current portion
As reported	$—	$—	$—
IFRS adjustment
vi) Current portion adjustment for land use right	650,581	522,114	1,013,269

Under IFRS	$650,581	$522,114	$1,013,269

Land use rights, net
As reported	$34,767,518	$39,197,774	$41,935,460
IFRS adjustments
v) Reclassification from assets held for sale	—	—	6,744,622
vi) Current portion adjustment for land use right	(650,581)	(522,114)	(1,013,269)

Under IFRS	$34,116,937	$38,675,660	$47,666,813

Plant and equipment, net
As reported	$3,285,631,131	$3,311,924,599	$1,523,564,055
IFRS adjustments
iii) Depreciation of incremental costs allocated to plant and equipment	—	(124,944)	—
iii) Incremental costs allocated to plant and equipment	—	124,944	124,944
v) Reclassification from assets held for sale	—	—	25,172,624

Under IFRS	$3,285,631,131	$3,311,924,599	$1,548,861,623

Redeemable convertible promissory note (current liability)
As reported	$—	$—	$15,000,000
IFRS adjustment
iii) Classification of equity portion of promissory notes	—	—	(1,833,022)

Under IFRS	$—	$—	$13,166,978

Additional paid-in capital
As reported	$3,291,407,447	$3,289,724,885	$1,835,820,085
IFRS adjustments
i) Recognizing an expense for share-based payment	(17,620,141)	—	—
i) Retrospective adjustment on adoption of IFRS 2	23,126,538	(28,051,137)	(27,931,683)
iii) Classification of equity portion of promissory notes	—	—	1,833,022
iv) Deemed dividend	—	(18,839,426)	(37,116,625)
iv) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(37,116,625)	—

Under IFRS	$3,240,957,793	$3,205,717,697	$1,772,604,799

Share-based compensation
As reported	$(24,881,919)	$(51,177,675)	$(40,582,596)
IFRS adjustments
i) Recognizing an expense for share-based payment	24,881,919	—	—
i) Retrospective adjustment on adoption of IFRS 2	—	51,177,675	40,582,596

Under IFRS	$—	$—	$—

Accumulated deficit
As reported	$(247,919,043)	$(136,384,949)	$(207,290,355)
IFRS adjustments
i) Recognizing an expense for share-based payment	(7,261,778)	—	—
i) Retrospective adjustment on adoption of IFRS 2	(23,126,538)	(23,126,538)	(12,650,913)
iii) Accumulated amortization of discount on promissory notes	—	(124,944)	124,944
iii) Depreciation of incremental costs allocated to plant and equipment	—	124,944	—
iv) Deemed dividend	—	18,839,426	37,116,625
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	37,116,625	—
v) Additional depreciation related to assets held for sale	—	—	(674,117)

Under IFRS	$(222,351,308)	$(103,555,436)	$(183,373,816)

Cost of sales
As reported	$1,069,656,073	$704,630,241	$354,239,521
IFRS adjustments
i) Recognizing an expense for share-based payment	3,366,722	—	—
i) Retrospective adjustment on adoption of IFRS 2	—	4,496,905	2,815,061

Under IFRS	$1,073,022,795	$709,127,146	$357,054,582

Operating expenses
As reported	$173,530,378	$176,056,422	$78,790,949
IFRS adjustments
i) Recognizing an expense for share-based payment	3,895,056	—	—
i) Retrospective adjustment on adoption of IFRS 2	—	5,978,720	2,998,503

Under IFRS	$177,425,434	$182,035,142	$81,789,452

Other income
As reported	$27,305,802	$7,547,974	$6,601,741
IFRS adjustments
iii) Amortization of discount on promissory notes	—	—	102,749
v) Additional depreciation related to assets held for sale	—	—	(674,117)
v) Depreciation related to reclassification of unsold assets held for sale	—	674,117	—
Under IFRS	$27,305,802	$8,222,091	$6,030,373

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2005, 2004 and 2003, and details of which are set out as below:

(a)	Inventory valuation

Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin. Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

No significant GAAP difference was noted in 2005, 2004 and 2003.

(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Deferred tax assets and liabilities are always classified as non-currents. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

No significant GAAP difference was noted in 2005, 2004 and 2003.

(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segments. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting polices used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

No significant difference on reportable segment was noted.

(d)	Borrowing costs

IFRS and US GAAP requires capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset were not made. Under IFRS, borrowing costs is defined as interest and any other costs incurred by an enterprise in connection with the borrowing of funds, while under the US GAAP, borrowing costs are only interest only.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to actual expenditure incurred.

No significant GAAP difference was noted in 2005, 2004 and 2003.

(e)	Impairment of asset

IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value is use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company had no impairment loss under either US GAAP or IFRS in 2005, 2004 and 2003.

(f)	Research and development costs

IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

• the technical feasibility of completing the intangible asset so that it will be available for use or sale; • its intention to complete the intangible asset and use or sell it; • its ability to use or sell the intangible asset;

• how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

• the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

• its ability to measure the expenditure attributable to the intangible asset during the development phase. Under US GAAP, research and development costs are expensed as incurred except for: • those incurred on behalf of other parties under contractual arrangements; • those that are unique for enterprises in the extractive industries;

• certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

• certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant difference was noted in 2005, 2004 and 2003.

(g)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and IFRS. Under the US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.

CLOSURE OF REGISTER OF MEMBERS

Those shareholders whose names appear on the register of the Company on Tuesday, May 30, 2006 will be qualified to attend and vote at the annual general meeting of the Company to be held on Tuesday, May 30, 2006. The Register of Members of the Company will be closed from Friday, May 19, 2006 to Tuesday, May 30, 2006, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending and voting at the annual general meeting of the Company to be held on Tuesday, May 30, 2006, all transfer documents, accompanied by the relevant share certificates, must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on Thursday, May 18, 2006.

SHARE CAPITAL

During the year ended December 31, 2005, the Company issued 48,025,920 Ordinary Shares to certain of the Company’s employees pursuant to the 2004 employees stock option plan of the Company (“ESOP”) and 27,591,342 Ordinary Shares to certain of the Company’s employees pursuant to the 2004 equity incentive plan of the Company (“EIP”).

During the year ended December 31, 2005, the Company repurchased 6,895,534 Ordinary Shares from the Company’s employees pursuant to the terms of the Stock Option Plans.

Number of Ordinary Shares Outstanding
Outstanding Share Capital as at December 31, 2005	18,310,680,867

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants including employees, directors, officers and service providers of the Company. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share nits.

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units, pursuant to which the Company issued an aggregate of 18,536,451 Ordinary Shares to its employees on or around July 1, 2005.

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 RSUs pursuant to which the Company issued an aggregate of 18,536,451 Ordinary Shares to its employees on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units, and on February 20, 2006, the Compensation Committee granted a total of 3,110,000 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of employees prior to vesting) approximately are as follows:

Vesting dates	Approximate no. of RSUs (the actual number may change due to departure of employees prior to vesting)
2006
1-Jan	280,000
1-Jul	1,006,524
1-Aug	500,000
1-Sep	15,364,685
13-Sep	250,000
16-Oct	12,500
2007
1-Jan	10,622,500
25-Apr	20,000
29-Apr	50,000
1-Jul	1,006,524
1-Aug	520,000
1-Sep	15,364,685
13-Sep	250,000
16-Oct	12,500
2008
1-Jan	10,710,000
25-Apr	40,000
29-Apr	100,000
1-Jul	1,006,524
1-Aug	540,000
1-Sep	15,364,685
13-Sep	250,000
16-Oct	12,500
2009
1-Jan	10,710,000
25-Apr	140,000
29-Apr	350,000
1-Jul	506,524
1-Aug	640,000
1-Sep	15,364,685
13-Sep	250,000
16-Oct	12,500
2010
1-Jan	10,430,000
2011
1-Jan	87,500

PURCHASE, SALE OR REDEMPTION OF OWN SHARES

Other than the repurchases by the Company of Ordinary Shares from its employees pursuant to the terms of the Company’s 2001 Stock Option Plan, 2001 Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan, the Company or any of its subsidiaries did not repurchase, sell or redeem any of its listed securities during the year ended December 31, 2005.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

In November 2004, the SEHK issued its report entitled “Code on Corporate Governance Practices and Corporate Governance Report”, which subject to a grace period, has taken effect for accounting periods commencing on or after January 1, 2005. The SEHK’s Code on Corporate Governance Practices (the “CG Code”), as set out in Appendix 14 of the Listing Rules, which contained code provisions to which an issuer such as the Company, are expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (“the Recommended Practices”). At the meeting of the Board on January 25, 2005, the Board approved the Company’s Corporate Governance Policy (the “CG Policy”) with effect from such date. The updated CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the Code Provisions of the CG Code and many of the Recommended Practices. On July 28, 2005, Mr. Yang Yuan Wang was elected by the Board as the independent non-executive chairman of the Board in compliance with Code Provision A.2.1 of the CG Code, which requires the roles of the chairman and the chief executive officer to be segregated and performed by different individuals. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy. Subject to the above, it was noted that none of the Directors was aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period of January 1, 2005 to December 31, 2005, in compliance with the CG Policy.

COMPLIANCE WITH MODEL CODE ON SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiries of all directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2005. The senior management as well as all officers, directors and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended December 31, 2005.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on May 30, 2006. For details of the Annual General Meeting please refer to the Notice of Annual General Meeting which is expected to be published on or about April 27, 2006.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2005 will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to shareholders of the Company in due course.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Fang Yao as non-executive director of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation Richard R. Chang
Chief Executive Officer

Shanghai, PRC

March 29, 2006

*	For identification only